                                                           File No. 333-84788
                                                  1940 Act File No. 811-21057



              As filed with the Securities and Exchange Commission
                              on October 15, 2002


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 to
                                    FORM S-6



              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                 SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

  A.       Exact name of Trust:

           BLDRS INDEX FUNDS TRUST
            BLDRS ASIA 50 ADR INDEX FUND
            BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND
            BLDRS EMERGING MARKETS 50 ADR INDEX FUND
            BLDRS EUROPE 100 ADR INDEX FUND

  B.       Name of Depositor:

           Nasdaq Financial Products Services, Inc.

  C.       Complete address of Depositor's principal executive office:


           Nasdaq Financial Products Services, Inc.
           c/o The Nasdaq Stock Market, Inc.
           1500 Broadway
           New York, New York 10036


  D.       Name and complete address of agent for service:


           John L. Jacobs
           Nasdaq Financial Products Services, Inc.
           c/o The Nasdaq Stock Market, Inc.
           1500 Broadway
           New York, New York 10036


           Copy to:
           Mary Joan Hoene
           Carter, Ledyard & Milburn
           2 Wall Street
           New York, New York 10005

  E.       Title and amount of securities being registered:

           An indefinite number of units of Beneficial Interest pursuant to Rule 24f-2 under the Investment Company Act of 1940.

  F. Proposed maximum aggregate offering price to the public of the securities being registered:

           Indefinite.

  G.       Amount of filing fee:

           None required pursuant to Rule 24f-2.

  H.       Approximate date of proposed sale to public:

           AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
           REGISTRATION STATEMENT.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                            BLDRS INDEX FUNDS TRUST
                             Cross Reference Sheet
                            Pursuant to Regulation C
                  Under the Securities Act of 1933, as amended

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus in Form S-6)

Form N-8B-2                                                           Form S-6
Item Number                                                     Heading in Prospectus
-------------                                                   ---------------------
                     I. Organization and General Information

 1.     (a)    Name of Trust...............                         Prospectus Front Cover
        (b)    Title of securities issued..                         Prospectus Front Cover

 2.     Name, address and Internal
        Revenue Service Employer
        Identification Number of
        depositor.......................                            The Sponsor

 3.     Name, address and Internal
        Revenue Service Employer
        Identification Number of
        trustee.........................                            The Trustee

 4.     Name, address and Internal
        Revenue Service Employer
        Identification Number
        of principal underwriter........                            *

 5.     State of organization of Trust..                            Creation and Redemption of Shares

 6.     (a)    Dates of execution and
               termination of Trust
               Agreement...................                         Essential Information;
                                                                    Termination of a Fund
        (b)    Dates of execution and
               termination of Trust
               Agreement...................                         Same as set forth in 6(a)


* Not applicable, answer negative or not required.

 7.     Changes of name.................                            *

 8.     Fiscal Year.....................                            *

 9.     Material Litigation.............                            *

* Not applicable, answer negative or not required.


                                II. General Description of the Trust
                                      and Securities of the Trust

10.     (a)    Registered or bearer
               securities..................                          The Funds

        (b)    Cumulative or distributive..                          Essential Information;
                                                                     Distributions to Beneficial Owners

        (c)    Rights of holders as to
               withdrawal or redemption....                          Creation and Redemption of Shares;
                                                                     Book-Entry Only; Notices and
                                                                     Distributions

        (d)    Rights of holders as to
               conversion, transfer, etc...                          Creation and Redemption of
                                                                     Shares;Book-Entry Only; Notices
                                                                     and Distributions

        (e)    Lapses or defaults in
               principal payments with
               respect to periodic payment
               plan certificates...........                          *

        (f)    Voting rights...............                          Amendments to the Trust Agreement;
                                                                     Termination of a Fund; The Trustee

        (g)    Notice to holders as to
               change in:

               (1) Composition of Trust
                   assets..................                          *

               (2) Terms and conditions
                   of Trust's securities...                          Amendments to the Trust Agreement
                                                                     and Indenture

               (3) Provisions of Trust
                   Agreement...............                          Same as set forth in 10(g)(2)

               (4) Identity of depositor
                   and trustee.............                          The Trustee; The Sponsor


* Not applicable, answer negative or not required.

        (h)    Consent of holders required to change:

               (1) Composition of Trust
                   assets...................                        *

               (2) Terms and conditions
                   of Trust's securities....                        Amendments to the Trust Agreement and
                                                                    Indenture

               (3) Provisions of Trust
                   Agreement................                        Same as set forth in 10(h)(2)

               (4) Identity of depositor
                   and trustee..............                        The Sponsor; The Trustee

        (i)    Other principal
               features of the securities...                        The Funds

11. Type of securities
        comprising units.................                           The Prospectus - Front Cover; The
                                                                    Funds; The Portfolios; Creation and
                                                                    Redemption of Shares

12. Certain information regarding
        securities comprising periodic
        payment certificates.............                           *

13.     (a)    Certain information regarding
               loads, fees, expenses
               and charges..................                        Creation And Redemption of Shares;
                                                                    Expenses of a Fund

        (b)    Certain information regarding
               periodic payment plan
               certificates.................                        *

        (c)    Certain percentages..........                        Same as set forth in 13(a)

        (d)    Reasons for certain
               differences in prices........                        *

        (e)    Certain other loads, fees, or
               charges payable by holders...                        *

* Not applicable, answer negative or not required.

        (f)    Certain profits receivable
               by depositor, principal
               underwriters, custodian,
               trustee or affiliated
               persons......................                        The Portfolios

        (g)    Ratio of annual charges and
               deductions to income.........                        *

14.     Issuance of Trust's securities...                           The Funds; Book-Entry Only; Notices and
                                                                    Distributions

15.     Receipt and handling of
        payments from purchasers.........                           The Funds; Creation and Redemption of
                                                                    Shares

16.     Acquisition and disposition of
        underlying securities............                           The Funds; Creation and Redemption of
                                                                    Shares; The Portfolios

17.     (a)    Withdrawal or redemption by
               holders......................                        The Funds; Creation and Redemption of
                                                                    Shares; The Portfolios

        (b)    Persons entitled or required
               to redeem or repurchase
               securities...................                        Same as set forth in 17(a)

        (c)    Cancellation or resale of
               repurchased or redeemed
               securities...................                        Same as set forth in 17(a)

18.     (a)    Receipt, custody and
               disposition of income........                        Distributions to Beneficial Owners

        (b)    Reinvestment of distribu-
               tions........................                        *

        (c)    Reserves or special funds....                        Same as set forth in 18(a)

        (d)    Schedule of distributions....                        *

* Not applicable, answer negative or not required.

19.     Records, accounts and reports..                             Distribution to Benficial Owners;
                                                                    Expenses of a Fund; Book-Entry Only;
                                                                    Notices and Distributions

20.     Certain miscellaneous provi-
        sions of Trust Agreement

        (a)    Amendments.................                          Amendments to the Trust Agreement and
                                                                    Indenture

        (b)    Extension or termination...                          Amendments to the Trust Agreement and
                                                                    Indenture

        (c)    Removal or resignation of
               trustee....................                          The Trustee

        (d)    Successor trustee..........                          Same as set forth in 20(c)

        (e)    Removal or resignation of
               depositor..................                          The Sponsor

        (f)    Successor depositor........                          Same as set forth in 20(e)

21.     Loans to security holders......                             *

22.     Limitations on liabilities.....                             The Trustee; The Sponsor

23.     Bonding arrangements...........                             *

24.     Other material provisions of
        Trust Agreement................                             *

* Not applicable, answer negative or not required.

                        III. Organization, Personnel and
                         Affiliated Persons of Depositor

25.     Organization of depositor......                             The Sponsor

26.     Fees received by depositor.....                             *

27.     Business of depositor..........                             The Sponsor

28.     Certain information as to
        officials and affiliated
        persons of depositor...........                             The Sponsor

29.     Ownership of voting securities
        of depositor...................                             The Sponsor

30.     Persons controlling depositor..                             *

31.     Payments by depositor for
        certain services rendered
        to Trust.......................                             *

32.     Payments by depositor for
        certain other services
        rendered to Trust..............                             *

33.     Remuneration of employees of
        depositor for certain
        services rendered to Trust.....                             *

34.     Compensation of other persons
        for certain services rendered
        to Trust.......................                             *


* Not applicable, answer negative or not required.

                  IV. Distribution and Redemption of Securities

35.     Distribution of Trust's
        securities in states...........                             Continuous offering of Shares

36.     Suspension of sales of Trust's
        securities.....................                             *

37.     Denial or revocation of
        authority to distribute........                             *

38.     (a)    Method of distribution.....                          Creation and Redemption of Shares
                                                                    of Creation Units; Continuous
                                                                    Offering of Shares; The Funds;
                                                                    Book-Entry Only; Notices and
                                                                    Distributions

        (b)    Underwriting agreements....                          Continuous Offering of Shares;
                                                                    Creation and Redemption of Shares

        (c)    Selling agreements.........                          Same as set forth in 38(b)

39.     (a)    Organization of principal
               underwriter................                          The Sponsor

        (b)    NASD membership of
               principal underwriter......                          The Sponsor

40.     Certain fees received by
        principal underwriters.........                                   *

41.     (a)    Business of principal
               underwriters...............                          Continuous Offering of Shares

        (b)    Branch offices of
               principal underwriters.....                                *

        (c)    Salesmen of principal
               underwriters...............                                *

42.     Ownership of Trust's securities
        by certain persons.............                                   *


* Not applicable, answer negative or not required.

43.     Certain brokerage commissions
        received by principal
        underwriters...................                                   *

44.     (a)    Method of valuation for
               determining offering price.                                The Portfolios; Determination of
                                                                          Net Asset Value

        (b)    Schedule as to components of
               offering price.............                                *

        (c)    Variation in offering
               price to certain persons...                                *

45.     Suspension of redemption
        rights.........................                                   *

46.     (a)    Certain information
               regarding redemption or
               withdrawal valuation.......                                Determination of Net Asset Value;
                                                                          Creation and Redemption of Shares

        (b)    Schedule as to components
               of redemption price........                                *

47.     Maintenance of position in
        underlying securities..........                                   The Funds; The Portfolios;
                                                                          Continuous Offering of Shares;
                                                                          Determination of Net Asset Value;
                                                                          Distributions to Beneficial Owners

* Not applicable, answer negative or not required.

               V. Information Concerning the Trustee or Custodian

48.     Organization and regulation of
        trustee........................                                   The Trustee

49.     Fees and expenses of trustee...                                   Expenses of a Fund; Creation and
                                                                          Redemption of Shares

50.     Trustee's lien.................                                   Expenses of a Fund; Creation and
                                                                          Redemption of Shares

* Not applicable, answer negative or not required.

          VI. Information Concerning Insurance of Holders of Securities

51.     (a)    Name and address of
               insurance company...........                                *

        (b)    Types of policies...........                                *

        (c)    Types of risks insured and
               excluded....................                                *

        (d     Coverage....................                                *

        (e)    Beneficiaries...............                                *

        (f)    Terms and manner of
               cancellation................                                *

        (g)    Method of determining
               premiums....................                                *

        (h)    Aggregate premiums paid.....                                *

        (i)    Recipients of premiums......                                *

        (j)    Other material provisions
               of Trust Agreement relating
               to insurance................                                *

* Not applicable, answer negative or not required.

                            VII. Policy of Registrant

52.     (a)    Method of selecting and
               eliminating securities from
               the Trust...................                               The Funds; The Portfolios;
                                                                          Creation and Redemption of Shares;
                                                                          Determination of the Portfolio
                                                                          Deposit

        (b)    Elimination of securities
               from the Trust..............                               *

        (c)    Policy of Trust regarding
               substitution and elimina-
               tion of securities..........                               Same as set forth in 52(a)

        (d)    Description of any other
               fundamental policy of the
               Trust.......................                               *

53.     (a)    Taxable status of the Trust.                               Tax Status of the Trust

        (b)    Qualification of the Trust
               as a regulated investment
               company.....................                               Same as set forth in 53(b)

* Not applicable, answer negative or not required.

                   VIII. Financial and Statistical Information

54.     Information regarding the
        Trust's last ten fiscal years...                                  *

55.     Certain information regarding
        periodic payment plan certifi-
        cates...........................                                  *

56.     Certain information regarding
        periodic payment plan certifi-
        cates...........................                                  *

57.     Certain information regarding
        periodic payment plan certifi-
        cates...........................                                  *

58.     Certain information regarding
        periodic payment plan certifi-
        cates...........................                                  *

59.     Financial statements
        (Instruction 1(c) to Form S-6)..                                  *


* Not applicable, answer negative or not required.

                           Undertaking to File Reports


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulations of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                       PRELIMINARY PROSPECTUS, SUBJECT TO


                       COMPLETION DATED OCTOBER 15, 2002


PROSPECTUS


                                  [BLDRS LOGO]


                          BLDRS ASIA 50 ADR INDEX FUND
                   BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND
                    BLDRS EMERGING MARKETS 50 ADR INDEX FUND
                        BLDRS EUROPE 100 ADR INDEX FUND

                               NOVEMBER   , 2002

                             ---------------------

     The BLDRS Index Funds Trust is a unit investment trust consisting of four
(4) separate investment portfolios (each a "BLDRS Index Fund" or a "Fund" and collectively the "BLDRS Index Funds" or the "Funds"). The investment objective of each Fund is to provide investment results that correspond generally, before fees and expenses, to the price and yield performance of publicly traded Depositary Receipts in a particular geographic region or market represented by a specified relevant benchmark index compiled and published by The Bank of New York (each a "BNY ADR Index"). Nasdaq Financial Products Services, Inc. is the Sponsor of the Trust and the Funds and The Bank of New York is the Trustee.



     The units of beneficial interest of each Fund ("Shares") are listed on The Nasdaq Stock Market, Inc. ("NASDAQ"). The Shares trade on NASDAQ at market prices that may differ to some degree from the Shares' net asset value. Each Fund issues and redeems Shares on a continuous basis -- at net asset value -- only in a multiple of 50,000 Shares called a "Creation Unit," principally in-kind for securities included in the relevant benchmark BNY ADR Index. EXCEPT WHEN AGGREGATED IN CREATION UNITS, SHARES ARE NOT REDEEMABLE SECURITIES OF A FUND.



     Shares of each Fund are not guaranteed or insured by The Federal Deposit Insurance Corporation or any other agency of the U.S. government, nor are Shares deposits or obligations of any bank. Shares involve investment risks, including the loss of principal.



     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               SPONSOR: NASDAQ FINANCIAL PRODUCTS SERVICES, INC.
               (which is owned by The Nasdaq Stock Market, Inc.)


    "BLDRS" and "Baskets of Listed Depositary ReceiptS" are service marks of

                              The Bank of New York

 Copyright 2002 by Nasdaq Financial Products Services, Inc. all rights reserved

                               TABLE OF CONTENTS



ESSENTIAL INFORMATION AS OF
          , 2002..................   ii
THE FUNDS.........................    1
THE FUNDS, INDEXES AND TICKER
  SYMBOLS.........................    2
RISKS OF INVESTING IN THE FUNDS...    3
  General Risks...................    3
  Risk Factors Specific to Each
    Fund..........................    6
REPORT OF INDEPENDENT AUDITORS....   10
FEES AND EXPENSES.................   19
INDEX PERFORMANCE HISTORY.........   21
CREATION AND REDEMPTION OF
  SHARES..........................   24
  Creation or Redemption of Shares
    Through the Clearing
    Process.......................   25
  Creation and Redemption of
    Shares Outside the Clearing
    Process.......................   26
  Redemptions Will Be Subject to
    Applicable Laws...............   27
  Creation and Redemption
    Transaction Fee...............   27
THE PORTFOLIOS....................   28
DETERMINATION OF NET ASSET
  VALUE...........................   32
DETERMINATION OF THE PORTFOLIO
  DEPOSIT.........................   32
DISTRIBUTIONS TO BENEFICIAL
  OWNERS..........................   35
EXPENSES OF A FUND................   36
BOOK-ENTRY ONLY; NOTICES AND
  DISTRIBUTIONS...................   38
BUYING AND SELLING SHARES; TRADING
  INFORMATION.....................   40
AMENDMENTS TO THE TRUST AGREEMENT
  AND INDENTURE...................   40
TERMINATION OF A FUND.............   41
TAXES.............................   42
  ERISA Considerations............   45
THE TRUSTEE.......................   46
  Trustee Fee Scale...............   47
THE SPONSOR.......................   48
INDEX LICENSE.....................   49
SELECTION CRITERIA, CONSTRUCTION
  AND MAINTENANCE STANDARDS FOR
  THE BNY ADR INDEXES.............   49
BNY ADR INDEX CALCULATION AND
  DISSEMINATION...................   53
  THE BNY ASIA 50 ADR
    INDEX.........................   53
  THE BNY DEVELOPED MARKETS 100
    ADR INDEX.....................   56
  THE BNY EMERGING MARKETS 50 ADR
    INDEX.........................   60
  THE BNY EUROPE 100 ADR INDEX....   63
ADDITIONAL INFORMATION CONCERNING
  THE ROLE OF THE BANK OF NEW
  YORK, DOW JONES AND NASDAQ......   68
CAPITAL STOCK AND SHAREHOLDER
  REPORTS.........................   69
RESTRICTIONS ON PURCHASES BY
  INVESTMENT
  COMPANIES.......................   70
CONTINUOUS OFFERING OF SHARES.....   70
PERFORMANCE AND OTHER
  INFORMATION.....................   71
CODE OF ETHICS....................   74
LEGAL OPINION.....................   75
INDEPENDENT AUDITORS..............   75
ADDITIONAL INFORMATION............   75
GLOSSARY OF DEFINED
  TERMS...........................   76

                  ESSENTIAL INFORMATION AS OF ________, 2002*


                                   FRACTIONAL UNDIVIDED
                        NUMBER     INTEREST REPRESENTED   NET ASSET VALUE
                       OF SHARES      BY EACH SHARE          PER SHARE      SYMBOL     CUSIP
                       ---------   --------------------   ---------------   ------   ---------
BLDRS Asia 50 ADR
  Index Fund:                                                                ADRA    09348R102
BLDRS Developed
  Markets 100 ADR
  Index Fund:                                                                ADRD    09348R201
BLDRS Emerging
  Markets 50 ADR
  Index Fund:                                                                ADRE    09348R300
BLDRS Europe 100 ADR
  Index Fund:                                                                ADRU    09348R409



Glossary:                       All defined terms used in this Prospectus
                                and page numbers on which their definitions
                                appear are listed in the Glossary on page
                                76.
Sponsor:                        Nasdaq Financial Products Services, Inc.
Distributor:                    ALPS Distributors, Inc.
Trustee:                        The Bank of New York
Licensor:                       The Bank of New York
Depository:                     The Depository Trust Company ("DTC")
Trust Agreement and Indenture:  Dated ________, 2002 by and between the
                                Sponsor and the Trustee.*
Beneficial Owner:               Owners of beneficial interests in Shares
                                are referred to herein as "Beneficial
                                Owners".
Record Dates:                   Quarterly, currently anticipated to be the
                                Second (2nd) Business Day after the third
                                (3rd) Friday in each of March, June,
                                September and December.**
Dividend Payment Dates:         Quarterly, on the last Business Day of
                                April, July, October and January.**
Fiscal Year:                    September 30
Estimated Ordinary Operating
Expenses of Each Fund:          30/100th of one percent (inclusive of
                                Trustee's annual fee of 6/100th of one
                                percent to 10/100th of one percent) of the
                                net asset value ("NAV") of the relevant
                                Fund.***
Valuation Time:                 Closing time of the regular trading session
                                on NASDAQ (ordinarily 4:00 p.m. New York
                                time).
Business Day:                   Any day on which NASDAQ is open for
                                business.

Mandatory Termination Date:         The maturity, redemption, sale or other disposition,
                                    as the case may be, of the last security held by a
                                    Fund.
Discretionary Termination:          A Fund may be terminated if within 90 days from the
                                    initial Portfolio Deposit the net worth of the Fund
                                    falls below $100,000; (ii) if at any time after 90
                                    days following the initial Portfolio Deposit the NAV
                                    of the Fund falls below $150,000,000; or (iii) if at
                                    any time after three (3) years following the initial
                                    Portfolio Deposit such value is less than
                                    $350,000,000, adjusted for inflation.****
Calculation of the Composition of
the Portfolio Deposit for Creation
Units:                              The Trustee, through the National Securities Clearing
                                    Corporation ("NSCC"),***** makes available on each
                                    Business Day, immediately prior to the opening of
                                    business on NASDAQ (currently 9:30 a.m., New York
                                    time), the list of the names and the required number
                                    of shares of each of the securities comprising a
                                    Fund's relevant BNY ADR Index (each an "Index
                                    Security") to be included in the current Portfolio
                                    Deposit (based on information at the end of the
                                    previous Business Day) for each Fund. Such Portfolio
                                    Deposit is applicable, subject to any adjustments, in
                                    order to effect creations and redemptions of Creation
                                    Units of a given Fund until such time as the
                                    next-announced composition of the Portfolio Deposit
                                    is made available.
Modification to the Trust
Agreement and Indenture:            The Trust Agreement and Indenture for each Fund may
                                    be modified unilaterally by the Sponsor to effect
                                    certain changes, and may be otherwise modified by a
                                    vote of the Beneficial Owners of the outstanding
                                    Shares of the relevant Fund under certain
                                    circumstances.

---------------


* The Trust Agreement and Indenture has become effective and the initial deposit for each Fund has been made on ________, 2002 ("Initial Date of Deposit").

**     See "Distributions to Beneficial Owners".
***    See "The Trustee".
**** A Fund may also be terminated under other circumstances. See "Termination of a Fund".

***** As of December 31, 2001, the National Association of Securities Dealers, Inc. ("NASD") beneficially owned (including shares owned directly by the American Stock Exchange, LLC ("AMEX") approximately 8.8% of the issued and outstanding shares of common stock of The Depository Trust & Clearing Corporation ("DTCC"), the parent company of NSCC and DTC, and the NASD owned 10,000 shares of preferred stock of DTCC, which entitles the NASD to elect one director of DTCC. The NASD is currently the majority owner of NASDAQ. Also as of such date, the Trustee and its affiliates together owned approximately 5.8% of the issued and outstanding shares of the common stock of DTCC.

                                   THE FUNDS


     Each Fund is an "index fund" that holds publicly-traded Depositary Receipts of non-U.S. companies in a particular geographic region or market represented by a specified relevant benchmark BNY ADR Index. The Shares of each Fund represent an undivided interest in the portfolio of Depositary Receipts held by each Fund. The Shares of each Fund are separate from the underlying securities that are represented by the Shares. Each Fund seeks to provide investment results that correspond generally, before fees and expenses, to the price and yield performance of its relevant benchmark BNY ADR Index. Each BNY ADR Index is developed by the Licensor from a universe of Depositary Receipts defined by The Bank of New York ADR Index(SM) ("BNY ADR Composite Index").



     Depositary Receipts are negotiable U.S. securities that generally represent a non-U.S. company's publicly traded equity or debt. Depositary Receipts are created when a broker purchases the non-U.S. company's shares on that company's home stock market and delivers those shares to the depository's local custodian bank, which then instructs the depository bank, such as The Bank of New York, to issue Depositary Receipts. Depositary Receipts may also be purchased in the U.S. secondary trading market. Depositary Receipts may trade freely, just like any other security, either on an exchange, NASDAQ or in the over-the-counter market and can be used to raise capital.


     Indexing is an investment strategy for tracking, as closely as possible, the performance of a specified market benchmark, or "index". An index is an unmanaged group of securities whose overall performance is used as a standard to measure the investment performance of a particular market. There are many types of indexes. Some represent entire markets -- such as a U.S. or foreign country stock market. Other indexes cover market segments such as small-capitalization stocks or long-term bonds, or particular industries. An index fund holds all, or a representative sample, of the securities that make up its target index. Unlike actively managed funds, index (or "passively managed") funds do not buy and sell securities based on research and analysis. Rather, index funds simply attempt to mirror what the target index does, for better or worse. An index fund does not always perform exactly like its target index. Like all investment companies, index funds have operating expenses and transaction costs. Market indexes do not, and therefore will usually have a slight performance advantage over funds that track them.


     The Funds are designed for investors seeking a relatively low cost approach to investing and may be suitable for long-term investment in the market or market segment represented in the relevant benchmark BNY ADR Index. Shares of each Fund may also be used as an asset allocation tool or as a speculative trading instrument. The Shares have been designed to be tradable in a secondary market on NASDAQ on an intraday basis in lots of any size and to be created and redeemed principally in-kind in Creation Units at each day's next calculated NAV. The Funds utilize a low cost "passive" or "indexing" investment approach to attempt to approximate the investment performance of their relevant benchmark BNY ADR Indexes.


     The Shares provide investors with a security whose initial market value should approximate 1/15th the value of the relevant benchmark BNY ADR Index. Thus, for example, if the BNY ADR Index were at 750, investors might expect a Share to trade at approximately $50. Note, however, that the market price of a Share should also reflect its share of any current and undistributed dividends accumulated on the securities in such Fund's portfolio and may also be affected by supply and demand, market volatility, sentiment and other factors. Therefore, over time, the market value of a Share may not approximate 1/15th the value of its relevant benchmark BNY ADR Index.



     This prospectus provides information about the four Funds. The BLDRS Asia 50 ADR Index Fund seeks to track The BNY Asia 50 ADR Index(SM); The BLDRS Developed Markets 100 ADR Index Fund seeks to track The BNY Developed Markets 100 ADR Index(SM); The BLDRS Emerging Markets 50 ADR Index Fund seeks to track The BNY Emerging Markets 50 ADR Index(SM); and The BLDRS Europe 100 ADR Index Fund seeks to track The BNY Europe 100 ADR Index(SM). Each Fund will normally hold at least 95% of its total assets in Depositary Receipts that comprise its relevant benchmark BNY ADR Index, and will seek to correspond generally, before fees and expenses, to the price and yield performance, of its relevant benchmark BNY ADR Index.


                     THE FUNDS, INDEXES AND TICKER SYMBOLS


BLDRS ASIA 50 ADR INDEX FUND (SYMBOL: ADRA)



     The BNY Asia 50 ADR Index includes 50 component Depositary Receipts as of September 30, 2002 representing the securities issued by 50 of the most actively traded companies from the Asian market having a free-float market capitalization ranging from $1 billion to $90 billion.



BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND (SYMBOL: ADRD)



     The BNY Developed Markets 100 ADR Index includes 100 component Depositary Receipts as of September 30, 2002 representing the securities issued by 100 of the most actively traded companies from international developed markets having a free-float market capitalization ranging from $5 billion to over $100 billion.



BLDRS EMERGING MARKETS 50 ADR INDEX FUND (SYMBOL: ADRE)



     The BNY Emerging Markets 50 ADR Index includes 50 component Depositary Receipts as of September 30, 2002 representing the securities issued by 50 of the most actively traded companies from the international and emerging markets having a free-float market capitalization ranging from approximately $900 million to $20 billion.

BLDRS EUROPE 100 ADR INDEX FUND (SYMBOL: ADRU)



     The BNY Europe 100 ADR Index includes 100 component Depositary Receipts as of September 30, 2002 representing the securities issued by 100 of the most actively traded companies from the European market having a free-float market capitalization ranging from $1 billion to over $100 billion.


                        RISKS OF INVESTING IN THE FUNDS

GENERAL RISKS


     Depositary Receipts. Each Fund holds the securities of non-U.S. companies in the form of Depositary Receipts. Depositary Receipts may not necessarily be denominated in the same currency as the underlying securities into which they may be converted. American Depositary Receipts ("ADRs") are receipts typically issued by an American bank or trust company that evidence ownership of underlying securities issued by a foreign corporation. New York shares are typically issued by a company incorporated in the Netherlands and represent a direct interest in the company. Unlike traditional Depositary Receipts, New York share programs do not involve custody of the Dutch shares of the company. Global Depositary Receipts ("GDRs") are receipts issued throughout the world that evidence a similar arrangement. ADRs and GDRs trade in foreign currencies that differ from the currency the underlying security for each ADR or GDR principally trades in. ADRs, GDRs and New York shares are collectively referred to as "Depositary Receipts". Generally, ADRs, and New York shares in registered form, are designed for use in the U.S. securities markets. GDRs, in registered form, are tradable both in the United States and in Europe and are designed for use throughout the world. A Fund may hold unsponsored Depositary Receipts. The issuers of unsponsored Depositary Receipts are not obligated to disclose material information in the United States; therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the Depositary Receipts.



     Equity Risk. An investment in a Fund should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers may become impaired or that the general condition of the stock market may deteriorate (either of which may cause a decrease in the value of the securities held by a Fund ("Fund Securities") and thus in the value of Shares). Equity securities and therefore Depositary Receipts are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises.

     Currency Risk. The underlying securities of the Depositary Receipts in a Fund's portfolio are usually denominated or quoted in currencies other than the U.S. dollar. Changes in foreign currency exchange rates affect the value of a Fund's portfolio. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. This risk, generally known as "currency risk," means that a strong U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns.


     Foreign Market Risk. Since the underlying securities of the Depositary Receipts in a Fund's portfolio trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of the Depositary Receipts representing those underlying securities may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for Shares.



     Liquidity Risk. Although the Depositary Receipts in the relevant benchmark BNY ADR Indexes are listed on a national securities exchange or NASDAQ. There can be no assurance that a market for Depositary Receipts will be made or maintained or that any such market will be or remain liquid. The price at which a Fund's securities may be sold and the value of a Fund's Shares will be adversely affected if trading markets for the securities are limited or absent or if bid/ask spreads are wide.




     Non-Diversification Risk. The Depositary Receipts of particular issuers, or of issuers in particular industries, may represent a large portion of a BNY ADR Index. If a Fund holds large positions in securities of a fewer number of issuers, a Fund is more susceptible to any single economic, political, market or regulatory event than an investment company that is more broadly diversified across issuers.


     Indexing Risk. Each Fund is a unit investment trust registered under the Investment Company Act of 1940 ("1940 Act") and is not a managed fund. Traditional methods of investment management for a managed fund typically involve continuing evaluation and changes to a portfolio of securities on the basis of economic, financial and market analyses. The only purchases and sales that are made with respect to a Fund's portfolio will be those necessary to create a portfolio that is designed to correspond generally, before fees and expenses, to the relevant benchmark BNY ADR Index to the extent practicable. Because no attempt is made to "manage" a Fund in the traditional sense, the adverse financial condition of an issuer will not be the basis for the sale of its securities from a Fund's portfolio unless the issuer is removed from the relevant benchmark BNY ADR Index.


     Substitution Risk. While the Licensor often chooses a replacement company for the BNY ADR Composite Index with some characteristics in common with a company or companies removed from the index, a replacement company may have little in common with the company it replaces.

     Correlation Risk. The Sponsor believes that over time the correlation between each Fund's performance and that of its relevant benchmark BNY ADR Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. A Fund's return may not match the return of its relevant benchmark BNY ADR Index as a result of Fund expenses and other factors. For example, a rebalancing of a Fund's holdings may at times be necessary to reflect changes in the composition of its relevant benchmark BNY ADR Index. Rebalancing will result in transaction and other costs and could result in the realization of capital gains or losses.



     Investment Company Tax Diversification. Each Fund intends to maintain the required level of diversification so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended ("Code"), in order to avoid liability for federal income tax to the extent that its earnings are distributed to shareholders. Compliance with the diversification requirements of the Code could limit the ability of a Fund to meet its investment objective.



     Fluctuation of Net Asset Value and Market Value. The NAV of the Shares will fluctuate with changes in the market value of the securities held in each Fund's portfolio. The market prices of Shares will fluctuate in accordance with changes in NAV and supply and demand in the secondary market. The Sponsor cannot predict whether Shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related, but not identical to, the same forces influencing the prices of the Depositary Receipts of the relevant benchmark BNY ADR Index trading individually or in the aggregate at any point in time. However, given that Shares can be created and redeemed in Creation Units, the Sponsor believes that large discounts or premiums to the NAV of Shares should not be sustained.



     Trading Halts. Trading in Shares on NASDAQ may be halted due to market conditions or for reasons that, in the view of NASDAQ, make trading in Shares inadvisable. In addition, trading in Shares on NASDAQ is subject to trading halts caused by extraordinary market volatility pursuant to NASDAQ "circuit breaker" rules.



     De-Listing from NASDAQ. There can be no assurance that the requirements of NASDAQ necessary to maintain the listing of Shares of any Fund will continue to be met or remain unchanged. NASDAQ may but is not required to remove the Shares of a Fund from listing if: (1) following the initial twelve-month period beginning upon the commencement of trading of a Fund, the Fund has more than 60 days remaining until termination and there are fewer than 50 Beneficial Owners of the Shares for 30 or more consecutive trading days; (2) the value of the relevant benchmark BNY ADR Index or portfolio of securities on which such Fund is based is no longer calculated or available; or (3) such other event will occur or condition exists that, in the opinion of NASDAQ, makes further dealings on NASDAQ inadvisable. In addition, NASDAQ will remove the Shares from listing and trading upon termination of a Fund.


RISK FACTORS SPECIFIC TO EACH FUND


     Each Fund is subject to the additional risks associated with concentrating its investments in companies in the market sector that its relevant benchmark BNY ADR Index targets. Additional Fund specific risks include:


  BLDRS ASIA 50 ADR INDEX FUND


     Special Risks of Countries in the Asia Pacific Region. Certain of the risks associated with international investments are heightened for investments in these countries. For example, some of the currencies of these countries have experienced devaluations relative to the U.S. dollar, and adjustments have been made periodically in certain of such currencies. Certain countries, such as Indonesia, face serious exchange constraints. Jurisdictional disputes also exist, for example, between South Korea and North Korea. The Japanese economy and financial markets have experienced considerable difficulty since 1990. The Japanese stock market, as measured by the Tokyo Stock Price Index, has been volatile. Declines in the Tokyo stock market have made the country's banks and financial institutions vulnerable because of their large share portfolios. Japanese banks have been left with large numbers of non-performing loans. The Japanese economy labors under a heavy government budget deficit and historically low interest rates. As a result of these factors, several high-profile bankruptcies of Japanese banks, brokerage firms and insurance companies have occurred. In addition, Hong Kong reverted to Chinese administration on July 1, 1997. The long-term effects of this reversion are not known at this time.



     Emerging Markets Risk. The risks of foreign investments are usually much greater for emerging markets. Investments in emerging markets may be considered speculative. Emerging markets include those countries defined as "emerging" or "developing" by the World Bank, the International Finance Corporation or the United Nations. Emerging markets are riskier because they develop unevenly and may never fully develop. They are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, the securities markets in many of these countries have far lower trading volumes and less liquidity than developed markets. Because these markets are so small, they may be more likely to suffer sharp and frequent price changes or long term price depression due to adverse publicity, investor perceptions or the transactions of a few large investors. Traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets, making it more difficult to value their securities.



     Political Instability. Many emerging markets are in countries with histories of political instability and abrupt changes in policies. As a result, their governments are more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries.

Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth.



  BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND



     European Monetary Union and the Euro. On January 1, 1999, the European Monetary Union ("EMU") introduced a new single currency, the euro, which has replaced the national currencies of the participating member nations. Until the middle of 2002, the national currencies continued to exist, but exchange rates were pegged to the euro. The 11 participating countries now share a single official interest rate and are obligated to adhere to agreed upon guidelines on government borrowing. Although budgetary decisions remain in the hands of each participating country, the European Central Bank is responsible for setting the official interest rate to maintain price stability within the euro group.



     The European Central Bank has control over each country's monetary policies. Therefore, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.



     The change to the euro as a single currency is new and untested. It is not possible to predict the impact of the euro on currency values or on the business or financial condition of European countries and issuers, and issuers in other regions, whose Depositary Receipts the Funds may hold, or the impact, if any, on a Fund's performance. In the first three years of the euro's existence, the exchange rates of the euro versus many of the world's major currencies steadily declined. In this environment, U.S. and other foreign investors experienced erosion of their investment returns on their euro-denominated securities. The transition and the elimination of currency risk among EMU countries may change the economic environment and behavior of investors, particularly in European markets, but the impact cannot be assessed at this time.


     Movement of Developed Markets. As increased globalization of Developed Markets occurs, Developed Markets may tend to move in tandem with the U.S. market. This would cause values of Depositary Receipts of issuers located in Developed Markets to rise and fall in tandem with securities issued by U.S. companies, and would reduce their asset allocation/diversification benefits for U.S. investors.


     Japanese Market Risk. Certain of the risks associated with international investments are heightened for investments in Japan. The Japanese economy and financial markets have experienced considerable difficulty since 1990. The Japanese stock market, as measured by the Tokyo Stock Price Index, has been volatile. Declines in the Tokyo stock market have made the country's banks and financial institutions vulnerable because of their large share portfolios. Japanese banks have been left with large numbers of non-performing loans. The Japanese economy labors under a heavy government budget deficit and historically low interest rates. As a result of these factors, several high-profile bankruptcies of Japanese banks, brokerage firms and insurance companies have occurred.


  BLDRS EMERGING MARKETS 50 ADR INDEX FUND

     Emerging Markets Risk. The risks of foreign investments are usually much greater for emerging markets. Investments in emerging markets may be considered speculative. Emerging markets include those countries defined as emerging or developing by the World Bank, the International Finance Corporation or the United Nations. Emerging markets are riskier because they develop unevenly and may never fully develop. They are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, the securities markets in many of these countries have far lower trading volumes and less liquidity than developed markets. Because these markets are so small, they may be more likely to suffer sharp and frequent price changes or long term price depression due to adverse publicity, investor perceptions or the transactions of a few large investors. Traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets, making it more difficult to value their securities.

     Political Instability. Many emerging markets are in countries with histories of political instability and abrupt changes in policies. As a result, their governments are more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries. Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth.

  BLDRS EUROPE 100 ADR INDEX FUND


     European Monetary Union and the Euro. On January 3, 1999, the EMU introduced a new single currency, the euro, which has replaced the national currencies of the participating member nations. Until the middle of 2002, the national currencies continued to exist, but exchange rates were pegged to the euro. The 11 participating countries now share a single official interest rate and will adhere to agreed upon guidelines on government borrowing. Although budgetary decisions remain in the hands of each participating country, the European Central Bank is responsible for setting the official interest rate to maintain price stability within the euro group.



     The European Central Bank has control over each country's monetary policies. Therefore, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.



     The change to the euro as a single currency is new and untested. It is not possible to predict the impact of the euro on currency values or on the business or financial conditions of European countries and issuers, and issuers in other regions, whose Depositary Receipts the Funds may hold, or the impact, if any, on a Fund's performance. In the first three years of the euro's existence, the exchange rates of the euro versus many of the world's major currencies steadily declined. In this environment, U.S. and other foreign investors experienced erosion of their investment returns on their euro-denominated securities. The transition and the elimination of currency risk among EMU countries may change the economic environment and behavior of investors, particularly in European markets, but the impact cannot be assessed at this time.



     Movement of European Markets. As increased globalization of the world's markets occurs, European Markets may tend to move in tandem with the U.S. market. This would cause values of Depositary Receipts of issuers located in Europe to rise and fall in tandem with securities issued by U.S. companies, and would reduce their asset allocation/diversification benefits for U.S. investors.

                         REPORT OF INDEPENDENT AUDITORS

To the Sponsor, Trustee and the Beneficial Owners of the BLDRS Index Funds
Trust:

     We have audited the accompanying statements of financial condition, including the schedules of investments, of BLDRS Index Funds Trust (the "Trust"), comprising the BLDRS Asia 50 ADR Index Fund, the BLDRS Developed Markets 100 ADR Index Fund, the BLDRS Emerging Markets 50 ADR Index Fund, and the BLDRS Europe 100 ADR Index Fund (each a "Fund" and collectively the "Funds")
as of             , 2002. These financial statements are the responsibility of the Trust's Sponsor, Nasdaq Financial Products Services, Inc. (the "Sponsor"). Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures include confirmation with the Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown
in the financial statements as of             , 2002. An audit also includes
assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Funds of the BLDRS Index
Funds Trust at             , 2002, in conformity with accounting principles
generally accepted in the United States.

New York, New York
               , 2002

                          BLDRS ASIA 50 ADR INDEX FUND


                                       OF


                            BLDRS INDEX FUNDS TRUST



                        STATEMENT OF FINANCIAL CONDITION


                    OPENING OF BUSINESS,             , 2002



ASSETS
  Investment in Securities, at value (cost $        ) (Note
     1).....................................................  $
  Deferred Organization expenses (Note 2)...................
     TOTAL ASSETS...........................................
                                                              --------
LIABILITIES AND INTEREST OF BENEFICIAL OWNERS
  Organization expenses payable.............................
     TOTAL LIABILITIES......................................
                                                              --------
TOTAL NET ASSETS
(applicable to          Shares outstanding) (Note 3)........
                                                              ========
NET ASSET VALUE PER SHARE
(comprised of $        /         Shares outstanding) (Note
  3)........................................................
                                                              ========



NOTES TO STATEMENT:



    1. On the Initial Date of Deposit, Portfolio Deposits were received by The Bank of New York, the Fund's Trustee, in the form of executed securities
transactions effected for all         Index Securities, which transactions will
settle within three Business Days of the Initial Date of Deposit, from         ,
in exchange for         Creation Units of the Fund equivalent to         Shares.
Irrevocable letters of credit issued by         in the aggregate amount of
$        , have been delivered to the Trustee, to be drawn on if necessary, for the benefit of the Fund to fund the settlement of the executed securities
transactions. The value of securities has been based on the           , 2002
closing sales price on the exchange or market which is deemed the principal market therefor.



    2. It is anticipated that the Fund will pay the expenses of its operation, including the fees of its Trustee and payments to The Bank of New York for a license to use The Bank of New York's BNY Asia 50 ADR Index as a basis for determining the composition of the Fund, as described under "Expenses of a Fund", "Fees and Expenses" and "License Agreement" in this Prospectus. In
addition, initial fees and expenses totaling approximately $        incurred in
connection with the organization of the Fund, will be expensed as incurred by the Fund in its initial fiscal year.



    The Sponsor has undertaken that on each day during the fiscal year ending
          , 2003 the ordinary operating expenses of the Fund as calculated by the Trustee will not be permitted to exceed an amount which is 30/100 of 1% per annum of the daily NAV of the Fund. To the extent during such period the ordinary operating expenses of the Fund do exceed such 30/100 of 1% amount, the Licensor will first waive licensing fees applicable to the Fund and, if such waiver is insufficient, the Sponsor will thereafter reimburse the Fund for or assume such excess ordinary operating expenses. The Licensor and the Sponsor retain the ability to be repaid by the Fund for, respectively, licensing fees so waived or expenses so reimbursed or assumed to the extent that subsequently during the year expenses fall below the 30/100 of 1% per annum level on any given day. See "Expenses of a Fund" and "Fees and Expenses" in this Prospectus.)



    3. Shares are created and redeemed by the Fund only in Creation Unit size aggregations of 50,000 Shares. Transaction Fees at varying amounts may be charged by the Trustee to those persons creating or redeeming Creation Units. See "Creation and Redemption of Shares" and "Fees and Expenses" in this Prospectus for further description.

                          BLDRS ASIA 50 ADR INDEX FUND


                                     OF THE


                            BLDRS INDEX FUNDS TRUST



                            SCHEDULE OF INVESTMENTS



                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT


                           ON THE OPENING OF BUSINESS

                                           , 2002

                   BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND


                                       OF


                            BLDRS INDEX FUNDS TRUST



                        STATEMENT OF FINANCIAL CONDITION


                OPENING OF BUSINESS,                     , 2002



ASSETS
  Investment in Securities, at value (cost $        ) (Note
     1).....................................................  $
  Deferred Organization expenses (Note 2)...................
     TOTAL ASSETS...........................................
                                                              --------
LIABILITIES AND INTEREST OF BENEFICIAL OWNERS
  Organization expenses payable.............................
     TOTAL LIABILITIES......................................
                                                              --------
TOTAL NET ASSETS
(applicable to          Shares outstanding) (Note 3)........
                                                              ========
NET ASSET VALUE PER SHARE
(comprised of $        /         Shares outstanding) (Note
  3)........................................................
                                                              ========



NOTES TO STATEMENT:



    1. On the Initial Date of Deposit, Portfolio Deposits were received by The Bank of New York, the Fund's Trustee, in the form of executed securities
transactions effected for all         Index Securities, which transactions will
settle within three Business Days of the Initial Date of Deposit, from         ,
in exchange for         Creation Units of the Fund equivalent to         Shares.
Irrevocable letters of credit issued by         in the aggregate amount of
$        , have been delivered to the Trustee, to be drawn on if necessary, for the benefit of the Fund to fund the settlement of the executed securities
transactions. The value of securities has been based on the           , 2002
closing sales price on the exchange or market which is deemed the principal market therefor.



    2. It is anticipated that the Fund will pay the expenses of its operation, including the fees of its Trustee and payments to The Bank of New York for a license to use The Bank of New York's BNY Developed Markets 100 ADR Index as a basis for determining the composition of the Fund, as described under "Expenses of a Fund", "Fees and Expenses" and "License Agreement" in this Prospectus. In
addition, initial fees and expenses totaling approximately $        incurred in
connection with the organization of the Fund, will be expensed as incurred by the Fund in its initial fiscal year.



    The Sponsor has undertaken that on each day during the fiscal year ending
          , 2003 the ordinary operating expenses of the Fund as calculated by the Trustee will not be permitted to exceed an amount which is 30/100 of 1% per annum of the daily NAV of the Fund. To the extent during such period the ordinary operating expenses of the Fund do exceed such 30/100 of 1% amount, the Licensor will first waive licensing fees applicable to the Fund and, if such waiver is insufficient, the Sponsor will thereafter reimburse the Fund for or assume such excess ordinary operating expenses. The Licensor and the Sponsor retain the ability to be repaid by the Fund for, respectively, licensing fees so waived or expenses so reimbursed or assumed to the extent that subsequently during the year expenses fall below the 30/100 of 1% per annum level on any given day. See "Expenses of a Fund" and "Fees and Expenses" in this Prospectus.)



    3. Shares are created and redeemed by the Fund only in Creation Unit size aggregations of 50,000 Shares. Transaction Fees at varying amounts may be charged by the Trustee to those persons creating or redeeming Creation Units. See "Creation and Redemption of Shares" and "Fees and Expenses" in this Prospectus for further description.

                   BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND


                                     OF THE


                            BLDRS INDEX FUNDS TRUST



                            SCHEDULE OF INVESTMENTS



                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT


                           ON THE OPENING OF BUSINESS

                                           , 2002

                    BLDRS EMERGING MARKETS 50 ADR INDEX FUND


                                       OF


                            BLDRS INDEX FUNDS TRUST



                        STATEMENT OF FINANCIAL CONDITION


                    OPENING OF BUSINESS,             , 2002



ASSETS
  Investment in Securities, at value (cost $        ) (Note
     1).....................................................  $
  Deferred Organization expenses (Note 2)...................
     TOTAL ASSETS...........................................
                                                              --------
LIABILITIES AND INTEREST OF BENEFICIAL OWNERS
  Organization expenses payable.............................
     TOTAL LIABILITIES......................................
                                                              --------
TOTAL NET ASSETS
(applicable to          Shares outstanding) (Note 3)........
                                                              ========
NET ASSET VALUE PER SHARE
(comprised of $        /         Shares outstanding) (Note
  3)........................................................
                                                              ========



NOTES TO STATEMENT:



    1. On the Initial Date of Deposit, Portfolio Deposits were received by The Bank of New York, the Fund's Trustee, in the form of executed securities
transactions effected for all         Index Securities, which transactions will
settle within three Business Days of the Initial Date of Deposit, from         ,
in exchange for         Creation Units of the Fund equivalent to         Shares.
Irrevocable letters of credit issued by         in the aggregate amount of
$        , have been delivered to the Trustee, to be drawn on if necessary, for the benefit of the Fund to fund the settlement of the executed securities
transactions. The value of securities has been based on the           , 2002
closing sales price on the exchange or market which is deemed the principal market therefor.



    2. It is anticipated that the Fund will pay the expenses of its operation, including the fees of its Trustee and payments to The Bank of New York for a license to use The Bank of New York's BNY Emerging Markets 50 ADR Index as a basis for determining the composition of the Fund, as described under "Expenses of a Fund", "Fees and Expenses" and "License Agreement" in this Prospectus. In
addition, initial fees and expenses totaling approximately $        incurred in
connection with the organization of the Fund, will be expensed as incurred by the Fund in its initial fiscal year.



    The Sponsor has undertaken that on each day during the fiscal year ending
          , 2003 the ordinary operating expenses of the Fund as calculated by the Trustee will not be permitted to exceed an amount which is 30/100 of 1% per annum of the daily NAV of the Fund. To the extent during such period the ordinary operating expenses of the Fund do exceed such 30/100 of 1% amount, the Licensor will first waive licensing fees applicable to the Fund and, if such waiver is insufficient, the Sponsor will thereafter reimburse the Fund for or assume such excess ordinary operating expenses. The Licensor and the Sponsor retain the ability to be repaid by the Fund for, respectively, licensing fees so waived or expenses so reimbursed or assumed to the extent that subsequently during the year expenses fall below the 30/100 of 1% per annum level on any given day. See "Expenses of a Fund" and "Fees and Expenses" in this Prospectus.)



    3. Shares are created and redeemed by the Fund only in Creation Unit size aggregations of 50,000 Shares. Transaction Fees at varying amounts may be charged by the Trustee to those persons creating or redeeming Creation Units. See "Creation and Redemption of Shares" and "Fees and Expenses" in this Prospectus for further description.

                    BLDRS EMERGING MARKETS 50 ADR INDEX FUND


                                     OF THE


                            BLDRS INDEX FUNDS TRUST



                            SCHEDULE OF INVESTMENTS



                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT


                           ON THE OPENING OF BUSINESS

                                           , 2002

                        BLDRS EUROPE 100 ADR INDEX FUND


                                       OF


                            BLDRS INDEX FUNDS TRUST



                        STATEMENT OF FINANCIAL CONDITION


                    OPENING OF BUSINESS,             , 2002



ASSETS
  Investment in Securities, at value (cost $        ) (Note
     1).....................................................  $
  Deferred Organization expenses (Note 2)...................
     TOTAL ASSETS...........................................
                                                              --------
LIABILITIES AND INTEREST OF BENEFICIAL OWNERS
  Organization expenses payable.............................
     TOTAL LIABILITIES......................................
                                                              --------
TOTAL NET ASSETS
(applicable to          Shares outstanding) (Note 3)........
                                                              ========
NET ASSET VALUE PER SHARE
(comprised of $        /         Shares outstanding) (Note
  3)........................................................
                                                              ========



NOTES TO STATEMENT:



    1. On the Initial Date of Deposit, Portfolio Deposits were received by The Bank of New York, the Fund's Trustee, in the form of executed securities
transactions effected for all         Index Securities, which transactions will
settle within three Business Days of the Initial Date of Deposit, from         ,
in exchange for         Creation Units of the Fund equivalent to         Shares.
Irrevocable letters of credit issued by         in the aggregate amount of
$        , have been delivered to the Trustee, to be drawn on if necessary, for the benefit of the Fund to fund the settlement of the executed securities
transactions. The value of securities has been based on the           , 2002
closing sales price on the exchange or market which is deemed the principal market therefor.



    2. It is anticipated that the Fund will pay the expenses of its operation, including the fees of its Trustee and payments to The Bank of New York for a license to use The Bank of New York's BNY Europe 100 ADR Index as a basis for determining the composition of the Fund, as described under "Expenses of a Fund", "Fees and Expenses" and "License Agreement" in this Prospectus. In
addition, initial fees and expenses totaling approximately $        incurred in
connection with the organization of the Fund, will be expensed as incurred by the Fund in its initial fiscal year.



    The Sponsor has undertaken that on each day during the fiscal year ending
          , 2003 the ordinary operating expenses of the Fund as calculated by the Trustee will not be permitted to exceed an amount which is 30/100 of 1% per annum of the daily NAV of the Fund. To the extent during such period the ordinary operating expenses of the Fund do exceed such 30/100 of 1% amount, the Licensor will first waive licensing fees applicable to the Fund and, if such waiver is insufficient, the Sponsor will thereafter reimburse the Fund for or assume such excess ordinary operating expenses. The Licensor and the Sponsor retain the ability to be repaid by the Fund for, respectively, licensing fees so waived or expenses so reimbursed or assumed to the extent that subsequently during the year expenses fall below the 30/100 of 1% per annum level on any given day. See "Expenses of a Fund" and "Fees and Expenses" in this Prospectus.)



    3. Shares are created and redeemed by the Fund only in Creation Unit size aggregations of 50,000 Shares. Transaction Fees at varying amounts may be charged by the Trustee to those persons creating or redeeming Creation Units. See "Creation and Redemption of Shares" and "Fees and Expenses" in this Prospectus for further description.

                        BLDRS EUROPE 100 ADR INDEX FUND


                                     OF THE


                            BLDRS INDEX FUNDS TRUST



                            SCHEDULE OF INVESTMENTS



                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT


                           ON THE OPENING OF BUSINESS

                                           , 2002

                               FEES AND EXPENSES


     The table below describes the fees and expenses that you may pay if you buy and hold Shares of a Fund. The fees and expenses of each Fund are accrued daily and reflected in the NAV of each Fund. Each Fund accrues ordinary operating expenses at an annual rate of 0.30%. (See "Expenses of a Fund")



                                                          BLDRS
                                                        DEVELOPED     BLDRS
                                             BLDRS       MARKETS     EMERGING      BLDRS
                                            ASIA 50      100 ADR     MARKETS     EUROPE 100
                                              ADR         INDEX       50 ADR        ADR
                                           INDEX FUND     FUND      INDEX FUND   INDEX FUND
                                           ----------   ---------   ----------   ----------
I.  SHAREHOLDER TRANSACTION EXPENSES(a)
  A.  CREATION TRANSACTION FEE
    Through NSCC(b)......................    $  500      $1,000       $  500       $1,000
    Outside NSCC(b)......................    Up to       Up to        Up to        Up to
                                             $1,500      $3,000       $1,500       $3,000
  B.  REDEMPTION TRANSACTION FEE
    Through NSCC(c)......................    $  500      $1,000       $  500       $1,000
    Outside NSCC(c)......................    Up to       Up to        Up to        Up to
                                             $3,000      $3,000       $1,500       $3,000
II.  ANNUAL FUND OPERATING EXPENSES
     (expenses that are deducted from
     Fund assets) BASED ON ESTIMATED FUND
     EXPENSES FOR THE FISCAL YEAR ENDING
             , 2002 (AS A PERCENTAGE OF
     AVERAGE NET ASSETS)
  Trustee Fees(d)........................      0.10%       0.10%        0.10%        0.10%
  License Fees(e)........................      0.06%       0.06%        0.06%        0.06%
  Marketing Expenses.....................      0.10%       0.10%        0.10%        0.10%
  Other Operating Expenses...............      0.04%       0.04%        0.04%        0.04%
                                              -----       -----        -----        -----
  Total Expenses.........................      0.30%       0.30%        0.30%        0.30%


---------------


(a) Only investors purchasing or redeeming Shares in Creation Units will pay the transaction expenses described in Part I of the Fees and Expenses Table. Shareholders purchasing Shares in the secondary market will incur customary brokerage commissions and charges and may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction.



(b) The creation transaction fee is the same regardless of the number of Creation Units being purchased pursuant to any one creation order. One Creation Unit consists of 50,000 Shares.

(c) The redemption transaction fee is the same regardless of the number of Creation Units being redeemed pursuant to any one redemption order. One Creation Unit consists of 50,000 Shares.



(d) The Trustee's annual fee for each Fund ranges from 0.06% to 0.10%, based on the net asset value of the relevant Fund.



(e) To the extent during such period the ordinary operating expenses of a Fund do exceed 0.30%, the Licensor will waive licensing fees applicable to the relevant Fund.

EXAMPLE



     This Example is intended to help you compare the cost of investing in Shares with the cost of investing in other investment vehicles.



     The Example assumes that you invest $10,000 in a Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the relevant Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:



       1 YEAR              3 YEARS            5 YEARS            10 YEARS
       ------              -------            -------            --------
         $--                 $--                $--                $--



     See "Expenses of a Fund" in this Prospectus for additional information regarding expenses.


                           INDEX PERFORMANCE HISTORY


     Because the Funds are new, they do not have a performance history. Each Fund's performance will, over time, be compared to its relevant benchmark BNY ADR Index and a relevant third party benchmark index. The charts and tables shown on pages 22 - 23 compare the average quarterly performance of: (1) The BNY Asia 50 ADR Index versus the performance of The MSCI AC Asia Pacific Free Index;
(2) The BNY Developed Markets 100 ADR Index versus the performance of The MSCI EAFE Index; (3) The BNY Emerging Markets 50 ADR Index versus the performance of The MSCI Emerging Markets Free Index; and (4) The BNY Europe 100 ADR Index versus the performance of The MSCI AC Europe Index for the periods beginning on April 12, 2001, the commencement date for the BNY ADR Indexes and ending on September 30, 2002. How a Fund's relevant BNY ADR Index performed is not necessarily an indication of the Fund's future performance.



     The tables on pages 22 - 23 illustrate two comparisons of the BNY ADR Indexes with the corresponding indexes stated above. A comparison of actual index values for the above indexes appears under the columns labeled "Actual Index Values." A comparison of the "Percentage Change in Index Values" is also given, assuming a starting value of 100 on April 12, 2001. The tables illustrating percentage change can be used to more simply track the movement of the BNY ADR Indexes versus the comparison indexes. The graphic charts below the tables show the Percentage Changes in Index Values to assist in comparison.

                             BNY ASIA 50 ADR INDEX



                                                                        ACTUAL INDEX VALUES
                                               ----------------------------------------------------------------------
                                               4/12/01    6/30/01    9/30/01   12/31/01   3/31/02   6/30/02   9/30/02
---------------------------------------------------------------------------------------------------------------------
BNY Asia 50 ADR Index                          1,011.07   1,015.58   752.45     842.55    892.19    858.20    729.24
MSCI AC Asia Pacific Free Index                   83.38      82.74    67.14      69.99     72.87     74.27     64.54



                                                                  PERCENT CHANGE IN INDEX VALUES
                                               --------------------------------------------------------------------
                                               4/12/01   6/30/01   9/30/01   12/31/01   3/31/02   6/30/02   9/30/02
-------------------------------------------------------------------------------------------------------------------
BNY Asia 50 ADR Index                            100     100.45     74.42     83.33      88.24     84.88     72.13
MSCI AC Asia Pacific Free Index                  100      99.24     80.53     89.94      87.40     89.08     77.41



                         [BNY ASIA 50 ADR INDEX Graph]



                      BNY DEVELOPED MARKETS 100 ADR INDEX



                                                                       ACTUAL INDEX VALUES
                                              ----------------------------------------------------------------------
                                              4/12/01   6/30/01   9/30/01   12/31/01   3/31/02    6/30/02    9/30/02
--------------------------------------------------------------------------------------------------------------------
BNY Developed Markets 100 ADR Index           1,013.00  946.60    798.40     865.74     859.10      805.02   645.77
MSCI EAFE Index                               1,326.52  1,261.50  1,080.95  1,154.96   1,155.60   1,123.01   897.05



                                                                 PERCENT CHANGE IN INDEX VALUES
                                              ---------------------------------------------------------------------
                                              4/12/01   6/30/01   9/30/01   12/31/01   3/31/02    6/30/02   9/30/02
-------------------------------------------------------------------------------------------------------------------
BNY Developed Markets 100 ADR Index             100      93.45     78.82     85.46      84.81      79.47     63.75
MSCI EAFE Index                                 100      95.10     81.49     87.07      87.12      84.66     67.62



                  [BNY DEVELOPED MARKETS 100 ADR INDEX Graph]

                       BNY EMERGING MARKETS 50 ADR INDEX


                                                                        ACTUAL INDEX VALUES
                                               ---------------------------------------------------------------------
                                               4/12/01   6/30/01   9/30/01   12/31/01   3/31/02    6/30/02   9/30/02
--------------------------------------------------------------------------------------------------------------------
BNY Emerging Markets 50 ADR Index              1,008.19  1,068.20  789.55    1,000.94   1,097.16   907.30    696.36
MSCI Emerging Markets Free Index               312.45    322.89    251.40     317.40      351.43   319.75    266.11



                                                                  PERCENT CHANGE IN INDEX VALUES
                                               --------------------------------------------------------------------
                                               4/12/01   6/30/01   9/30/01   12/31/01   3/31/02   6/30/02   9/30/02
-------------------------------------------------------------------------------------------------------------------
BNY Emerging Markets 50 ADR Index                100     105.95     78.31      99.28    108.82     89.99     69.07
MSCI Emerging Markets Free Index                 100     103.34     80.46     101.58    112.48    102.34     85.17


                   [BNY Emerging Markets 50 ADR Index Graph]

                            BNY EUROPE 100 ADR INDEX


                                                                        ACTUAL INDEX VALUES
                                               ---------------------------------------------------------------------
                                               4/12/01    6/30/01   9/30/01   12/31/01   3/31/02   6/30/02   9/30/02
--------------------------------------------------------------------------------------------------------------------
BNY Europe 100 ADR Index                       1,013.00   940.30    810.90     884.42    871.63    808.46    633.42
MSCI AC Europe Index                             316.48   296.22    257.23     284.52    295.80    279.84    215.31



                                                                  PERCENT CHANGE IN INDEX VALUES
                                               --------------------------------------------------------------------
                                               4/12/01   6/30/01   9/30/01   12/31/01   3/31/02   6/30/02   9/30/02
-------------------------------------------------------------------------------------------------------------------
BNY Europe 100 ADR Index                         100      92.82     80.05     87.31      86.04     79.81     62.53
MSCI AC Europe Index                             100      93.60     81.28     89.90      87.45     82.73     63.65


                        [BNY Europe 100 ADR Index Graph]

     The following table indicates turnover in the components of the BNY ADR Indexes during the period beginning April 12, 2001 (the date each BNY ADR Index was first calculated) and ending on September 30, 2002:



BNY Asia 50 ADR Index......................................   28%
BNY Developed Markets 100 ADR Index........................   30%
BNY Emerging Markets 50 ADR Index..........................   54%
BNY Europe 100 ADR Index...................................   32%


                       CREATION AND REDEMPTION OF SHARES


     Each Fund, a unit investment trust created under the laws of the State of New York pursuant to the Trust Agreement and Indenture, creates and redeems Shares only in Creation Unit size aggregations of 50,000 Shares or in multiples thereof (e.g., 100,000; 150,000; 200,000 Shares) on a continuous basis without a sales load, at the Fund's NAV next determined after receipt, on any Business Day, of an order in proper form. Shares may be created or redeemed in one of two ways: (1) through the "Clearing Process," which means the process of creating or redeeming Shares through the continuous net settlement system of NSCC by a participant in the CNS system of NSCC (a "Participating Party"); or (2) outside of the Clearing Process which means through DTC, by a "DTC Participant", which party, in each case, must have executed an agreement with the relevant Fund, the Distributor and the Trustee with respect to the procedure for creations and redemptions of Creation Units ("Participant Agreement"). The Participating Party authorizes the Distributor to transmit trade instructions through the Trustee to NSCC. Participating Parties and DTC Participants are collectively referred to as "Authorized Participants".


     Investors should contact the Distributor for the names of Authorized Participants that have signed a Participant Agreement.


     As of                , 2002, the value of the securities comprising a
deposit of designated equity securities necessary for an in-kind purchase of a Creation Unit for each Fund was as follows:


     BLDRS Asia 50 ADR Index Fund -- $          .

     BLDRS Developed Markets 100 ADR Index Fund -- $          .

     BLDRS Emerging Markets 50 ADR Index Fund -- $          .

     BLDRS Europe 100 ADR Index Fund -- $          .

CREATION OR REDEMPTION OF SHARES THROUGH THE CLEARING PROCESS.

  A.  CREATION


     Shares may be purchased from a Fund only in Creation Unit size aggregations and only by tendering to the Trustee an in-kind deposit of a designated portfolio of equity securities ("Deposit Securities") per each Creation Unit, which constitutes a substantial replication of the stocks included in the relevant benchmark BNY ADR Index, a "Cash Component" plus the creation Transaction Fee. The Cash Component is an amount equal to the dividends on all Fund Securities with ex-dividend dates within the accumulation period for such distribution ("Accumulation Period"), net of expenses and liabilities for such period, as if all the Fund Securities had been held by the Fund for the entire Accumulation Period, as proscribed by the Trustee, together with the Balancing Amount (as defined in "Determination of the Portfolio Deposit," below). Together the Deposit Securities and the Cash Component constitute the "Portfolio Deposit".


  B.  REDEMPTION

     Enough Shares must be accumulated in the secondary market to constitute a Creation Unit in order to have Shares redeemed by a Fund. A FUND WILL NOT REDEEM SHARES IN AN AMOUNT LESS THAN A CREATION UNIT. There can be no assurance, however, that there will be sufficient liquidity in the public trading market at any time to permit assembly of a Creation Unit. Investors should expect to incur brokerage and other costs in connection with assembling a sufficient number of Shares to constitute a redeemable Creation Unit.


     Unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Creation Unit generally will be made by each Fund through delivery of designated Fund Securities ("Redemption Securities") -- as announced by the Trustee on the Business Day the request for redemption is received in proper form -- plus cash in an amount equal to the difference between the NAV of the Shares being redeemed, as next determined after a receipt of a request in proper form, and the value of the Fund Securities ("Cash Redemption Amount"), less a redemption Transaction Fee. The Redemption Securities and the Cash Redemption Amount constitute a "Redemption Payment". In the event that the Fund Securities have a value greater than the NAV of the Shares tendered for redemption, a compensating cash payment equal to the difference must be made by or through an Authorized Participant by or on behalf of the redeeming shareholder.



     Orders to redeem Creation Units of the Funds through the Clearing Process must be delivered through a Participating Party that has executed a Participant Agreement. The Deposit Securities and the Cash Redemption Amount will be transferred to the redeeming party by the third (3rd) Business Day following the date on which such request for redemption is received by the Trustee.

CREATION AND REDEMPTION OF SHARES OUTSIDE THE CLEARING PROCESS.

  A.  CREATION


     Shares may be purchased outside the Clearing Process by using a DTC Participant who has executed a Participant Agreement and requests such creation of Creation Units to be affected through a transfer of the Deposit Securities within the Portfolio Deposit directly through DTC. The Cash Component must be transferred directly to the Trustee through the Federal Reserve wire system. The delivery of Creation Units of Shares so created must occur no later than the third (3rd) Business Day following the day on which the purchase order is received by the Distributor.



     Creation Units may also be purchased in advance of receipt by the Trustee of all or a portion of the Portfolio Deposit, subject to the following
procedures and payment of a Transaction Fee of $     per Creation Unit as
described below. In these circumstances cash must be deposited in an amount equal to the sum of: (i) the Cash Component, plus (ii) 115% of the market value of the undelivered Deposit Securities. An additional amount of cash (a mark to market payment) is required to be deposited with the Trustee, pending delivery of any missing Deposit Securities to the extent necessary to maintain an amount at least equal to 115% of the daily market value of the securities that were to be deposited. To the extent that missing Deposit Securities are not received by a certain time or in the event a mark to market payment is not made within a certain time following notification by the Distributor that such a payment is required, the Trustee may use the cash on deposit to purchase the securities that were to be deposited. An investor will be liable to the Trustee for the costs incurred in connection with any such purchases. These costs include the amount by which the actual purchase price of the Deposit Securities exceeds the market value of such securities on the day the purchase order was received by the Distributor plus the brokerage and related transaction costs. The Trustee will return any unused portion of the cash once all of the missing securities have been properly received by the Trustee or purchased by the Trustee and deposited into a Fund. The delivery of Creation Units will occur no later than the third (3rd) Business Day following the day on which the purchase order is received by the Distributor.


  B.  REDEMPTION


     Orders to redeem Creation Units outside the Clearing Process must be delivered through a DTC Participant that has executed a Participant Agreement. Such orders must state that the DTC Participant is not using the Clearing Process and that redemption of Creation Units will instead be affected through a transfer of Shares directly through DTC.



     After the receipt of an order for redemption outside the Clearing Process, the Trustee will initiate procedures to transfer the requisite Redemption Payment to be delivered to the Authorized Participant on behalf of the redeeming Beneficial

Owner by the third (3rd) Business Day following the date on which such request for redemption is received by the Trustee.



REDEMPTIONS WILL BE SUBJECT TO APPLICABLE LAWS.



     Redemptions of Shares for Redemption Securities will be subject to compliance with applicable federal and state securities laws and each Fund (whether or not it otherwise permits cash redemptions) reserves the right to redeem Creation Units for cash to the extent that the Fund could not lawfully deliver specific Redemption Securities upon redemption or could not do so without first registering the Redemption Securities under such laws. If an investor is subject to a legal restriction with respect to a particular security, the investor may (at the option of the Trustee) be paid an equivalent amount of cash in lieu of such security. The Authorized Participant may request the redeeming Beneficial Owner of the Shares to complete an order form or to enter into agreements with respect to such matters as compensating cash payments, beneficial ownership of Shares or delivery instructions.



     The right of redemption may be suspended or the date of payment postponed with respect to any Fund: (1) for any period during which the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);
(2) for any period during which trading on the NYSE is suspended or restricted;
(3) for any period during which an emergency exists as a result of which disposal of Shares or determination of the Shares' NAV is not reasonably practicable; or (4) in such other circumstance as is permitted by the Securities and Exchange Commission ("SEC").


CREATION AND REDEMPTION TRANSACTION FEE.


     To compensate the Trustee for transfer and other transaction costs involved in creation and redemption transactions made through the Clearing Process, investors will be required to pay a "Transaction Fee", payable to the Trustee, of $10 per each security "name" in the Portfolio Deposit or Redemption Payment, rounded up to the nearest $500 per Participating Party per day, regardless of the number of Creation Units purchased or redeemed on such day by such Participating Party. The amount of the Transaction Fee in effect at any given time will be made available upon request to the Trustee. An additional charge of up to three (3) times the Transaction Fee, which fee is expressed as a percentage of the value of the Portfolio Deposit, may be imposed for (i) creations and redemptions of Creation Units outside the Clearing Process; and
(ii) cash creations (to offset the Trustee's brokerage and other transaction costs associated with using cash to purchase the requisite Portfolio Deposit). Investors are responsible for the costs of transferring the securities constituting the Portfolio Deposit to the account of a Fund.


     Rejecting an Order. The Trustee reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of any Fund if:
(a) the order is not in proper form; (b) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of any Fund;
(c) the Portfolio Deposit delivered is not as disseminated through the facilities of NSCC for that date by the Trustee, as described above; (d) acceptance of the Portfolio Deposit would have certain adverse tax consequences to the relevant Fund; (e) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trustee, have an adverse effect on the Trust or the rights of Beneficial Owners; or (g) in the event that circumstances outside the control of the Distributor and the Trustee make it for all practical purposes impossible to process creation orders. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trustee, the Distributor, DTC, NSCC or any other party in the creation process, and similar extraordinary events. The Distributor will notify the Authorized Participant acting on behalf of the creator of a Creation Unit of its rejection of the order of such person. The Trustee and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Portfolio Deposits nor will either of them incur any liability for the failure to give any such notification. In addition, Redemption orders must be received in the proper form as described in the Participant Agreement.



     All questions as to the number of shares of each security in the Portfolio Deposit and Redemption Payment, and the validity, form, eligibility and acceptance for deposit of any securities to be delivered will be determined by the Trustee, and the Trustee's determination will be final and binding.


                                 THE PORTFOLIOS


     Relationship to the Relevant BNY ADR Index. Because the objective of each Fund is to provide investment results that correspond generally, before fees and expenses, to the price and yield performance of the relevant benchmark BNY ADR Index, a Fund's portfolio of securities is intended to correspond generally to its relevant benchmark BNY ADR Index and will consist of as many of the Depositary Receipts comprising the relevant benchmark BNY ADR Index as is practicable. Cash or cash items (other than dividends held for distribution) normally would not be a substantial part of a Fund's net assets. Although a Fund may at any time not own certain of the Index Securities, a Fund will be substantially invested in Index Securities and the Sponsor believes that such investment should result in a close correspondence between the investment performance of the relevant benchmark BNY ADR Index and that derived from ownership of the Shares of the relevant Fund.


     Each of the relevant benchmark BNY ADR Indexes is a capitalization-weighted index of Depositary Receipts calculated under the auspices of the Licensor. At any moment in time, the value of a BNY ADR Index equals the aggregate free-float adjusted market capitalization of each of the component Index Securities, evaluated at their respective last sale prices on NASDAQ, the NYSE, or the AMEX, divided by a scaling factor ("divisor") which yields a resulting index value in the reported magnitude.



     Change to a BNY ADR Index. Periodically, the Licensor may determine that total share quantities have changed in one or more Index Securities due to secondary offerings, repurchases, conversions or other corporate actions. The Licensor may periodically replace one or more Index Securities in the relevant benchmark BNY ADR Index due to corporate actions, bankruptcies or other market conditions, or if the issuers of such Index Securities fail to meet the criteria for inclusion in the relevant benchmark BNY ADR Index. Ordinarily, whenever there is a change in share quantities or a change in the Index Securities included in the relevant benchmark BNY ADR Index, the Licensor adjusts the divisor to assure that there is no discontinuity in the value of the relevant benchmark BNY ADR Index. Changes to the relevant benchmark BNY ADR Index will cause the Trustee to make corresponding portfolio adjustments as described below.



     Adjustments to Portfolios. As set forth in the Trust Agreement and Indenture, the Trustee will adjust the composition of a Fund's portfolio from time to time to conform to changes in the composition and/or weighting structure of the Index Securities of each Fund's relevant benchmark BNY ADR Index. The Trustee aggregates certain of these adjustments and makes conforming changes to a Fund's portfolio at least quarterly; however, modifications are made more frequently in the case of significant changes to the relevant benchmark BNY ADR Index. Specifically, the Trustee is required to adjust the composition of a Fund's portfolio any time there is a change in the identity of any Index Security (i.e., a substitution of one security in replacement of another), which adjustment is to be made within three (3) Business Days before or after the day on which the change in the identity of such Index Security is scheduled to take effect at the close of the market. Although the investment objective of each Fund is to provide investment results which correspond generally, before fees and expenses, to the performance of the relevant benchmark BNY ADR Index, it is not always efficient to replicate identically the share composition of the relevant benchmark BNY ADR Index if the transaction costs incurred by a Fund in so adjusting the Fund's portfolio would exceed the expected misweighting that would ensue by failing to replicate identically minor and insignificant share changes to the relevant benchmark BNY ADR Index. Accordingly, minor misweightings are generally permitted subject to the guidelines described in the following paragraph.


     The Trustee is required to adjust the composition of a Fund's portfolio of securities at any time that the weighting of any security held in a Fund's portfolio varies in excess of one hundred and fifty percent (150%) of a specified percentage, which percentage varies from 25/100 of 1% to 2/100 of 1%, depending on the NAV of the relevant Fund (in each case, the "Misweighting Amount"), from the weighting of such security held in the Fund's portfolio in the benchmark BNY ADR Index

(a "Misweighting"). The Trustee will examine each security held in a Fund's portfolio on each Business Day, comparing the weighting of each such security in the portfolio to the weighting of the corresponding Index Security in the relevant benchmark BNY ADR Index, based on prices at the close of the market on the preceding Business Day (a "Weighting Analysis"). In the event that there is a Misweighting in any security in excess of one hundred and fifty percent (150%) of the applicable Misweighting Amount, the Trustee will calculate an adjustment to the Fund's portfolio in order to bring the Misweighting of such security within the Misweighting Amount, based on prices at the close of the market on the day on which such Misweighting occurs. Also, on a monthly basis, the Trustee will perform a Weighting Analysis for each security held in a Fund's portfolio, and in any case where there exists a Misweighting exceeding one hundred percent (100%) of the applicable Misweighting Amount, the Trustee will calculate an adjustment to the Fund's portfolio in order to bring the Misweighting of such security within the applicable Misweighting Amount, based on prices at the close of the market on the day on which such Misweighting occurs. In the case of any adjustment to a Fund's portfolio due to a Misweighting, the purchase or sale of securities necessitated by such adjustment will be made within three (3) Business Days of the day on which the Misweighting is determined. In addition to the foregoing adjustments, the Trustee reserves the right to make additional adjustments periodically with respect to a security held in a Fund's portfolio that may be misweighted by an amount within the applicable Misweighting Amount in order to reduce the overall Misweighting of a Fund's portfolio.


     The foregoing guidelines with respect to Misweightings will also apply to any Index Security that: (1) is likely to be unavailable for delivery or available in insufficient quantity for delivery; (2) cannot be delivered to the Trustee due to restrictions prohibiting a creator from engaging in a transaction involving such Index Security; or (3) is not eligible to be processed through the Clearing Process. (From time to time, an Index Security may not be eligible for transfer through the Clearing Process because such security is not eligible for transfer through the systems of DTC.) Upon receipt of an order for a Creation Unit that involves such an Index Security, the Trustee will determine whether the substitution of cash will cause a Misweighting in a Fund's portfolio with respect to such Index Security. If a Misweighting results, the Trustee will purchase the required number of shares of such Index Security on the opening of the market on the following Business Day.



     Pursuant to these guidelines, the Trustee will calculate the required adjustments and will purchase and sell the appropriate securities. As a result of the purchase and sale of securities in accordance with these requirements, or the completion of a creation order, the Trustee may hold some amount of residual cash (other than cash held temporarily due to timing differences between the sale and purchase of securities or cash delivered in lieu of Index Securities or undistributed income or undistributed capital gains) as a result of such transactions, which amount will not exceed for more than five (5) consecutive Business Days 5/10th of 1% of the aggregate value of the securities. In the event that the Trustee has made all required adjustments and is left with cash in excess of 5/10th of 1% of the aggregate value of the securities held in a Fund's portfolio, the Trustee will use such cash to purchase additional Index Securities that are under-weighted in a Fund's portfolio as compared to their relative weightings in the relevant benchmark BNY ADR Index.


     All adjustments to a Fund's portfolio pursuant to these procedures will be non-discretionary. Portfolio adjustments will be made unless such adjustments would cause a Fund to lose its status as a "regulated investment company" under Subchapter M of the Code. Additionally, the Trustee is required to adjust the composition of a Fund's portfolio at any time if it is necessary to insure the continued qualification of a Fund as a regulated investment company.



     If the method of determining the relevant benchmark BNY ADR Index is changed by the Licensor, the Trustee and the Sponsor will have the right to amend the Trust Agreement and Indenture, without the consent of DTC or the Beneficial Owners, to conform the adjustments to such changes so that a Fund's objective of tracking the relevant benchmark BNY ADR Index is maintained.



     The Trustee will rely on data provided by the Licensor and other financial industry sources for information as to the composition and weightings of the Index Securities. If the Trustee cannot obtain or process such information or NSCC is unable to receive such information from the Trustee on any Business Day, then the composition and weightings of the Index Securities for the most recently effective Portfolio Deposit will be used for the purposes of all adjustments and determinations, and determination of the securities portion of the Portfolio Deposit until the earlier of: (a) such time as current information with respect to the Index Securities is available; or (b) three (3) consecutive Business Days have elapsed. If such current information is not available and three (3) consecutive Business Days have elapsed, the composition and weightings of the securities held in a Fund's portfolio (as opposed to the Index Securities) will be used for the purposes of all adjustments and determinations and determination of the securities portion of the Portfolio Deposit until current information with respect to the Index Securities is available.



     In the event a Fund is terminated, the Trustee will use the composition and weightings of the Index Securities as of the date the Trustee received notice of termination for all redemptions or other required uses of the relevant index.


     Mergers Involving Fund Securities. Each Fund, as a shareholder of securities of an issuer that is the object of such merger or acquisition activity, may receive various offers from would-be acquirors of the issuer. The Trustee may not accept any such offers until the Licensor has determined that the securities of the issuer will be removed from the relevant benchmark BNY ADR Index. Securities of an issuer are often removed from the relevant benchmark BNY ADR Index only after the consummation of a merger or acquisition of such an issuer. In selling the securities of such issuer the Trustee may receive, to the extent that market prices do not provide a more attractive alternative, whatever consideration is being offered to the shareholders of such issuer that have not tendered their shares prior to such time. Any cash received in such transactions will be reinvested in Index Securities. Any securities received as a part of the consideration that are not Index Securities will be sold as soon as practicable and the cash proceeds of such sale will be reinvested in Index Securities.


     Securities Transactions. Purchases and sales of securities held in a Fund's portfolio resulting from the adjustments may be made in the share amounts dictated by the foregoing specifications, whether round lot or odd lot. Certain Index Securities, however, may at times not be available in the required quantities requested. For this and other reasons, precise duplication of the proportionate relationship between a Fund's portfolio and its Index Securities may not ever be possible but nevertheless will continue to be the objective in connection with all acquisitions and dispositions of Index Securities.


                        DETERMINATION OF NET ASSET VALUE


     NAV per Share for each Fund is computed by dividing the value of net assets (i.e., the value of the Fund's total assets less total liabilities) by the Fund's total number of Shares outstanding. The NAV of each Fund is calculated by the Trustee and determined each Business Day at the close of regular trading of the NASDAQ (ordinarily 4:00 p.m. New York time). The expenses of the relevant Fund are reflected in the NAV of its Creation Unit and, proportionately, the NAV per Share; expenses are accrued daily.



     In computing a Fund's NAV per Share, the Fund's Securities are generally valued based on their last sale price. Price information on listed securities is taken from the exchange or market where the security is primarily traded. Fund Securities and assets for which market quotations are not readily available are valued based on fair market value as determined in good faith by the Trustee in accordance with procedures set forth in the Trust Agreement and Indenture.


                     DETERMINATION OF THE PORTFOLIO DEPOSIT


     On each Business Day, the number of shares and/or identity of each of the Index Securities in a Portfolio Deposit is adjusted in accordance with the following procedure. At the close of the market on each day in which the number of shares and/or identity of each of the Index Securities in a Portfolio Deposit is adjusted ("Adjustment Day"), the Trustee calculates the NAV of each Fund. The NAV is divided by the number of outstanding Shares, multiplied by 50,000 Shares in one Creation Unit aggregation, resulting in an NAV per Creation Unit ("NAV Amount"). The Trustee then calculates the number of shares (without rounding) of each of the component stocks of the relevant benchmark BNY ADR Index in a Portfolio Deposit for the following Business Day ("Request Day"), such that: (1) the market value at the close of the market on Adjustment Day of the securities to be included in the Portfolio Deposit on Request Day, together with the amount intended to enable a Fund to make a distribution of dividends on the next dividend payment date as if all the securities in a Fund's portfolio had been held for the entire dividend period ("Dividend Equivalent Payment") as calculated by the Trustee, effective for requests to create or redeem on Adjustment Day, equals the NAV Amount; and (2) the identity and weighting of each of the securities in a Portfolio Deposit mirrors proportionately the identity and weightings of the securities in the relevant benchmark BNY ADR Index, each as in effect on Request Day. For each security, the number resulting from such calculation is rounded to the nearest whole share, with a fraction of
0.50 being rounded up. The identities and weightings of the securities so calculated constitute the securities portion of the Portfolio Deposit effective on Request Day and thereafter until the next subsequent Adjustment Day, as well as the Index Securities to be delivered by the Trustee in the event of a request for redemption of Creation Units on Request Day and thereafter until the following Adjustment Day (see "Creation and Redemption of Shares"). In addition to the foregoing adjustments, in the event that there will occur a stock split, stock dividend or reverse split with respect to any Index Security that does not result in an adjustment to the relevant benchmark BNY ADR Index divisor, the Portfolio Deposit will be adjusted to take account of such stock split, stock dividend or reverse split by applying the stock split, stock dividend or reverse stock split multiple (e.g., in the event of a two-for-one stock split of an Index Security, by doubling the number of shares of such Index Security in the prescribed Portfolio Deposit), in each case rounded to the nearest whole share.


     On a Request Day and on each day that a request for the creation or redemption of Shares in Creation Unit size aggregations is deemed received, the Trustee calculates the market value of the securities portion of the Portfolio Deposit as in effect on a Request Day as of the close of the market and adds to that amount the Dividend Equivalent Payment effective for requests to create or redeem on a Request Day (such market value and Dividend Equivalent Payment are collectively referred to as the "Portfolio Deposit Amount"). The Trustee then calculates the NAV Amount, based on the close of the market on Request Day. The difference between the NAV Amount so calculated and the Portfolio Deposit Amount is the "Balancing Amount". The Balancing Amount serves the function of compensating for any differences between the value of the Portfolio Deposit Amount and the NAV Amount at the close of trading on Request Day due to, for example, (1) differences in the market value of the securities in the Portfolio Deposit and the market value of the Securities on Request Day and (2) any variances from the proper composition of the Portfolio Deposit.

     Notwithstanding the foregoing, on any Adjustment Day on which (a) no change in the identity and/or share weighting of any Index Security is scheduled to take effect that would cause the relevant benchmark BNY ADR Index divisor to be adjusted after the close of the market on such Business Day,(1) and (b) no stock split, stock dividend or reverse stock split with respect to any Index Security has been declared to take effect on the corresponding Request Day, the Trustee reserves the right to forego making any adjustment to the Securities portion of the Portfolio Deposit and to use the composition and weightings of the Index Securities for the most recently effective Portfolio Deposit for the Request Day following such Adjustment Day. In addition, the Trustee further reserves the right to calculate the adjustment to the number of shares and/or identity of the Index Securities in a Portfolio Deposit as described above except that such calculation would be employed two (2) Business Days rather than one (1) Business Day prior to the Request Day.

     The Dividend Equivalent Payment and the Balancing Amount in effect at the close of business on Request Date are collectively referred to as the Cash Component or the Cash Redemption Payment. If the Balancing
Amount is a positive number (i.e., if the NAV Amount exceeds the Portfolio Deposit Amount) then, with respect to the creation of Shares, the Balancing Amount will increase the Cash Component of the then effective Portfolio Deposit transferred to the Trustee by a creator, and with respect to redemptions of Shares in Creation Unit size aggregations, the Balancing Amount will be added to the cash transferred to a redeemer by the Trustee. If the Balancing Amount is a negative number (i.e., if the NAV Amount is less than the Portfolio Deposit Amount) then, with respect to the creation of Shares such amount will decrease the Cash Component of the then effective Portfolio Deposit to be transferred to the Trustee by the creator or, if such cash portion is less than the Balancing Amount, the difference will be paid by the Trustee to the creator, and with respect to redemptions of Shares in Creation Unit size aggregations, the Balancing Amount will be deducted from the cash transferred to the redeemer or, if such cash is less than the Balancing Amount, the difference will be paid by the redeemer to the Trustee.

---------------

     1 The Licensor publicly announces changes in the identity and/or the weighting of the securities in the relevant benchmark BNY ADR Index in advance of the actual change. The announcements are made after the close of trading on such day. In the event that the Trustee has included the cash equivalent value of one or more Index Securities in the Portfolio Deposit because the Trustee has determined that such Index Securities are likely to be unavailable or available in insufficient quantity for delivery, the Portfolio Deposit so constituted will dictate the Index Securities to be delivered in connection with the creation of Shares in Creation Unit size aggregations and upon the redemption of Shares in Creation Unit size aggregations for all purposes hereunder until such time as the securities portion of the Portfolio Deposit is subsequently adjusted. Brokerage commissions incurred by the Trustee in connection with the acquisition of any such Index Securities will be at the expense of a Fund and will affect the value of all Shares.

                       DISTRIBUTIONS TO BENEFICIAL OWNERS



     Quarterly cash distributions, net of fees and expenses, representing dividends accumulated on the securities held by the relevant Fund through the quarterly dividend period, accrued daily for such period, will be distributed to Beneficial Owners on the records of DTC and the DTC Participants on the second Business Day following the third Friday in each of March, June, September and December, unless such day is not a Business Day, in which case the ex-dividend date is the immediately preceding Business Day. The Trustee may deduct the amount of any tax or other governmental charge from a distribution before making payment.



     The Trustee intends to declare special dividends and make additional distributions to the minimum extent necessary to maintain each Funds' status as a regulated investment company: (i) to distribute the entire annual investment company taxable income of the relevant Fund, plus any net capital gains; and
(ii) to avoid imposition of the excise tax imposed by section 4982 of the Code. The additional distributions, if needed, would consist of (a) an increase in the distribution scheduled for January to include any amount by which a Fund's investment company taxable income and net capital gains as estimated for a year exceeds the amount of a Fund's taxable income previously distributed with respect to such year or, if greater, the minimum amount required to avoid imposition of such excise tax, and (b) a distribution soon after actual annual investment company taxable income and net capital gains of the relevant Fund have been computed of the amount, if any, by which such actual income exceeds the distributions already made. The NAV of the relevant Fund will be reduced in direct proportion to the amount of such additional distributions. The magnitude of the additional distributions, if any, will depend upon a number of factors, including the level of redemption activity experienced by the relevant Fund. Because substantially all proceeds from the sale of securities in connection with adjustments to the relevant Fund's Portfolio will have been used to purchase additional shares of Index Securities, the relevant Fund may have no cash or insufficient cash with which to pay such additional distributions. In that case, the Trustee will have to sell shares of the securities sufficient to produce the cash required to make such additional distributions.



     The Trustee may vary the frequency with which periodic distributions are made (e.g., from quarterly to monthly) if it is determined by the Sponsor and the Trustee that such a variance would be advisable to facilitate compliance with the rules and regulations applicable to regulated investment companies or would otherwise be advantageous to a Fund. In addition, the Trustee may change the regular ex-dividend date for Shares to another date within the month or quarter if it is determined by the Sponsor and the Trustee, in their discretion, that this would be advantageous to a Fund. Notice of any change will be provided.

                               EXPENSES OF A FUND


     Ordinary operating expenses of each Fund are currently being accrued at an annual rate of 0.30% per year of each Fund's daily NAV; future accruals will depend primarily on the level of each Fund's net assets and the level of Fund expenses. There is no guarantee that each Fund's ordinary operating expenses will not exceed 0.30% per year; under the Trust Agreement and Indenture such rate may be changed without notice. Therefore, it is possible that, on any day and during any period over the life of each Fund, total fees and expenses of each Fund may exceed 0.30% per year.



     However, until further notice, the Sponsor has undertaken that on each day during the fiscal year ending September 30, 2003, the ordinary operating expenses of each Fund as calculated by the Trustee will not exceed an amount which is 0.30% per year of the daily NAV of such Fund. To the extent during such period the ordinary operating expenses of a Fund do exceed the 0.30% amount, the Licensor will first waive licensing fees applicable to that Fund and, if such waiver is insufficient, the Sponsor will thereafter reimburse that Fund for or assume such excess ordinary operating expenses. Ordinary operating expenses of a Fund will not include taxes, brokerage commissions and such extraordinary non-recurring expenses as may arise, including the cost of any litigation to which a Fund or Trustee may be a party. The Licensor and the Sponsor may be repaid by a Fund for, respectively, licensing fees so waived or expenses so reimbursed or assumed, in each case to the extent that subsequently during the year expenses fall below the 0.30% per year level on any given day.


     The Sponsor reserves the right to charge each Fund a special sponsor fee from time to time in reimbursement for certain services it may provide to each Fund which would otherwise be provided by the Trustee in an amount not to exceed the actual cost of providing such services. The Sponsor or the Trustee from time to time may voluntarily assume some expenses or reimburse a Fund so that total expenses of a Fund are reduced, although neither the Sponsor nor the Trustee is obligated to do so and either one or both parties may discontinue such voluntary assumption of expenses or reimbursement at any time without notice.


     Under the Trust Agreement and Indenture, the following charges are or may be accrued and paid by a Fund: (a) the Trustee's fee; (b) fees payable to transfer agents for the provision of transfer agency services; (c) fees of the Trustee for extraordinary services; (d) various governmental charges; (e) any taxes, fees and charges payable by the Trustee with respect to Shares; (f) expenses and costs of any action taken by the Trustee or the Sponsor to protect a Fund and the rights and interests of Beneficial Owners of Shares; (g) indemnification of the Trustee or the Sponsor for any losses, liabilities or expenses incurred by it in the administration of a Fund without gross negligence, bad faith, willful misconduct or willful malfeasance on its part or reckless disregard of its obligations and duties; (h) expenses incurred in contacting Beneficial Owners of Shares during the life of a Fund and upon termination of a Fund; (i) brokerage commissions incurred by the Trustee when acquiring or selling Index Securities; and (j) other out-of-pocket expenses of a Fund.


     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



     In addition to the specific expenses discussed above, the following expenses are or may be charged to a Fund: (a) reimbursement to the Sponsor of amounts paid by it to the Licensor in respect of annual licensing fees pursuant to the License Agreement; (b) federal and state annual registration fees for the issuance of Shares; and (c) expenses of the Sponsor relating to the printing and distribution of marketing materials describing Shares of each Fund (including, but not limited to, associated legal, consulting, advertising and marketing costs and other out-of-pocket expenses such as printing). In addition, initial
fees and expenses totaling approximately $          , in connection with the
organization of a Fund, will be expensed as incurred in the initial fiscal year of each Fund. Pursuant to the provisions of an exemptive order, the expenses set forth in items (a), (b) and (c) in this paragraph may be charged to each Fund by the Trustee in an amount equal to the actual costs incurred, but in no case will such charges exceed 0.30% per year of the daily NAV of each Fund.


     If the income received by a Fund in the form of dividends and other distributions on the securities in the Fund's portfolio is insufficient to cover its expenses, the Trustee may make advances to a Fund to cover such expenses, secured by a lien in the Trustee's favor on the Fund's assets; otherwise the Trustee may sell securities held in a Fund's portfolio in an amount sufficient to pay such expenses. The Trustee may reimburse itself in the amount of any such advance, plus any amounts required by the Federal Reserve Board which are related to such advances, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from: (1) dividend payments or other income of a Fund when such payments or other income is received; (2) the amounts earned or benefits derived by the Trustee on cash held for the benefit of a Fund; and (3) the sale of Securities. In the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee may sell Securities to reimburse itself for the amount of such advance and any accrued interest thereon.

                   BOOK-ENTRY ONLY; NOTICES AND DISTRIBUTIONS


     DTC acts as securities depository for Shares pursuant to a Depository Agreement with the Trustee. Shares are represented by a single global security ("Global Security"), which is registered in the name of Cede & Co., as nominee for DTC and deposited with, or on behalf of, DTC. The Trustee recognizes DTC or its nominee as the owner of all Shares for purposes except as expressly set forth in the Trust Agreement and Indenture. Certificates will not be issued for Shares.



     DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). DTC was created to hold the securities of the DTC Participants and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through an electronic book-entry system, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("Indirect Participants").



     Upon the settlement date of any creation, transfer or redemption of Shares, DTC will credit or debit, on its book-entry registration and transfer system, the amount of Shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The accounts to be credited and charged will be designated by the Trustee to NSCC, in the case of a creation or redemption through the Clearing Process, or by the Trustee and the DTC Participant, in the case of a creation or redemption transacted outside of the Clearing Process. Beneficial Owners will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC (with respect to DTC Participants) and on the records of DTC Participants (with respect to Indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners are expected to receive from or through the DTC Participant a written confirmation relating to their purchase of Shares. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form thereby impairing the ability of certain investors to acquire beneficial interests in Shares.



     References to the registered or record owners of Shares mean Cede & Co., not the Beneficial Owners of Shares. Beneficial Owners of Shares will not be entitled to have Shares registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered the record or registered holder thereof under the Trust Agreement and Indenture. Accordingly, each Beneficial Owner must rely on the procedures of DTC, the DTC Participant and any Indirect Participant through which such Beneficial

Owner holds its Shares, to exercise any rights under the Trust Agreement and Indenture. The Trustee and the Sponsor understand that under existing industry practice, in the event the Trustee requests any action of a Beneficial Owner, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would authorize the DTC Participants to take such action and that the DTC Participants would authorize the Indirect Participants and Beneficial Owners acting through such DTC Participants to take such action or would otherwise act upon the instructions of Beneficial Owners owning through them.



     To effect communications with Beneficial Owners, DTC is required to make available to the Trustee upon request and for a fee to be charged to the relevant Fund a listing of the Shares holdings of each DTC Participant. The Trustee will inquire of each such DTC Participant as to the number of Beneficial Owners holding Shares, directly or indirectly, through such DTC Participant; and provide each such DTC Participant with copies of the relevant notice, statement or other communication, in such form, number and at such place as the DTC Participant reasonably requests so that such notice, statement or communication may be transmitted to such Beneficial Owners. In addition, the relevant Fund will pay each DTC Participant a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.



     Share distributions will be made to DTC or its nominee, Cede & Co., as the registered owner of all Shares. The Trustee and the Sponsor expect that DTC or its nominee, upon receipt of any payment of distributions in respect of Shares, will credit immediately the DTC Participants' accounts with payments in amounts proportionate to their respective beneficial interests in Shares. Payments by DTC Participants to Indirect Participants and Beneficial Owners of Shares held through such DTC Participants are governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a "street name", and are the responsibility of such DTC Participants. Neither the Trustee nor the Sponsor has or will have any responsibility or liability for any aspects of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in Shares, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and the DTC Participants or the relationship between such DTC Participants and the Indirect Participants and Beneficial Owners.



     Under the Depository Agreement, DTC may determine to discontinue providing its service with respect to Shares at any time by giving notice to the Trustee and the Sponsor and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trustee and the Sponsor will take action either to find a replacement for DTC to perform its functions at a comparable cost or, if such a replacement is unavailable, to terminate a Fund.

                 BUYING AND SELLING SHARES; TRADING INFORMATION


     The Shares are listed for secondary trading on NASDAQ. The Shares will trade on NASDAQ and other securities markets. If you buy or sell Shares in the secondary market, you will incur customary brokerage commissions and charges and may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Shares will trade at prices that may differ to varying degrees from the daily NAV of the Shares. Given, however, that Shares can be issued and redeemed in Creation Units, the Sponsor believes that large discounts and premiums to NAV should not be sustained for very long.



     The Trustee will make available daily a list of the names and the required number of shares of each of the Index Securities in the current Portfolio Deposit. The Sponsor also intends to make available: (a) on a daily basis, the Dividend Equivalent Payment effective through and including the previous Business Day, per outstanding Share; and (b) every 15 seconds throughout the trading day on NASDAQ a number representing, on a per Share basis, the sum of the Dividend Equivalent Payment effective through and including the previous Business Day, plus the current value of the securities portion of a Portfolio Deposit as in effect on such day (which value may include a cash in lieu amount to compensate for the omission of a particular Index Security from such Portfolio Deposit). Intra-day information will be available with respect to trades and quotes and underlying trading values will be published every 15 seconds throughout the trading day. Information with respect to NAV, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated cash amount and total cash amount per Creation Unit will be available daily prior to the opening of trading on NASDAQ.


                AMENDMENTS TO THE TRUST AGREEMENT AND INDENTURE


     The Trust Agreement and Indenture can be amended by the Sponsor and the Trustee with the consent of 51% of the Beneficial Owners of the relevant Fund to add provisions to or change or eliminate provisions or to modify the rights of Beneficial Owners. However, the Trust Agreement and Indenture may not be amended without the consent of all of the Beneficial Owners of the relevant Fund if such amendment would: (a) permit, except in accordance with the terms and conditions of the Trust Agreement and Indenture, the acquisition of any securities other than those acquired in accordance with the terms and conditions of the Trust Agreement and Indenture; (b) reduce the interest of any Beneficial Owner in a Fund; or (c) reduce the percentage of Beneficial Owners required to consent to any such amendment. Any amendment will be conclusive and binding upon Beneficial Owners and will be binding upon any Shares. The Trust Agreement and Indenture may also be amended, in certain limited circumstances, without the consent of Beneficial Owners.

                             TERMINATION OF A FUND


     If within 90 days from the Initial Date of Deposit the net worth of a Fund will have fallen to less than $100,000, the Trustee will, upon the direction of the Sponsor, terminate the Fund and distribute to each Beneficial Owner such Beneficial Owner's pro rata share of the assets of the Fund. The Sponsor has the discretionary right to direct the Trustee to terminate the relevant Fund if at any time after 90 days following and prior to three years following the Initial Date of Deposit the NAV of a Fund falls below $150,000,000 or if at any time after three years following the Initial Date of Deposit such value is less than $350,000,000, adjusted for inflation in accordance with the National Consumer Price Index for All Urban Consumers ("Discretionary Termination Amount"). Any such termination will be at the complete discretion of the Sponsor, and the Sponsor will not be liable in any way for any resulting depreciation or loss. The Trustee does not have power to terminate the Trust Agreement and Indenture or a Fund because the value of the Fund is below the Discretionary Termination Amount. The Trustee will terminate a Fund in the event that the Shares of the relevant Fund are de-listed from NASDAQ. A Fund may also be terminated upon receipt by the Trustee of written notice of the occurrence of any one or more of the following events: (a) by the agreement of the Beneficial Owners of 66 2/3% of the outstanding Shares; (b) DTC is unable or unwilling to continue to perform its functions and a comparable replacement is unavailable; (c) NSCC no longer provides clearance services with respect to the Fund's Shares, or the Trustee is no longer a participant in NSCC; (d) the Licensor ceases publishing each relevant benchmark BNY ADR Index; or (e) the License Agreement is terminated. If at any time the Sponsor fails to undertake or perform or becomes incapable of undertaking or performing any of its duties under the Trust Agreement and Indenture, or if the Sponsor resigns, the Trustee may, in its discretion, in lieu of appointing a successor Sponsor, terminate the relevant Fund. A fund will terminate upon the maturity, redemption, sale or other disposition of the Depositary Receipts held by a Fund. As soon as practicable after notice of termination of a Fund, the Trustee will distribute to redeemers tendering Creation Units prior to the termination date the securities and cash and upon termination of such Fund the Trustee will thereafter sell the remaining securities held in such Fund's portfolio as provided below.



     Written notice of termination, specifying the date of termination, the period during which the assets of the relevant Fund will be liquidated and Creation Units will be redeemed in cash at NAV, and the date determined by the Trustee upon which the books of the Trustee will be closed, will be given by the Trustee to each Beneficial Owner at least twenty (20) days prior to termination of a Fund. Such notice will further state that, as of the date thereof and thereafter, neither requests to create additional Creation Units nor additional Portfolio Deposits will be accepted and that, as of the date thereof, the portfolio of securities delivered upon redemption will be identical in composition and weighting to the relevant Fund's portfolio rather than the securities portion of the Portfolio Deposit as in effect on the date request for redemption is made. Within a reasonable period of time after such termination the Trustee will, subject to any applicable provisions of law, sell all of the Securities held in the Fund's portfolio not already distributed to redeemers of Creation Units, as provided herein, if any, in such a manner so as to effectuate orderly sales and a minimal market impact. The Trustee will not be liable for or responsible in any way for depreciation or loss incurred by reason of any sale or sales. The Trustee may suspend its sales of the relevant Fund's Shares upon the occurrence of unusual or unforeseen circumstances, including, but not limited to, a suspension in trading of a Index Security, the closing or restriction of trading on a stock exchange, the outbreak of hostilities or the collapse of the economy. Upon receipt of proceeds from the sale of the last security held in the Fund's portfolio, the Trustee will: (1) pay to itself individually from the Fund an amount equal to the sum of: (a) its accrued compensation for its ordinary services; (b) any reimbursement due to it for its extraordinary services; (c) any advances made but not yet repaid; and (d) any other services and disbursements as provided herein; (2) deduct any and all fees and expenses from the relevant Fund; (3) deduct from the relevant Fund any amounts which it will deem requisite to be set aside as reserves for any applicable taxes or other governmental charges that may be payable out of the relevant Fund; (4) transmit to DTC for distribution each Beneficial Owner's interest in the remaining assets of a Fund; and (5) disseminate to each Beneficial Owner a final statement as of the date of the computation of the amount distributable to the Beneficial Owners. Dividends to be received by the Fund on securities held in the Fund's portfolio sold in liquidation will be aggregated and distributed ratably when all such dividends have been received.


                                     TAXES


     The Funds intend to qualify for tax treatment as "regulated investment companies" under Subchapter M of the Code. To qualify as a regulated investment company, a Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, gains from the sale or other disposition of stock, securities or foreign currencies, or certain other sources, derived with respect to a Fund's business of investing in stocks, securities or currencies, (b) meet certain diversification tests, and (c) distribute in each year at least 90% of its investment company taxable income. If a Fund qualifies as a regulated investment company, subject to certain conditions and requirements, and except as described below, it will not be subject to federal income tax to the extent its income is distributed in a timely manner. Any undistributed income may be subject to tax, including a four percent (4%) excise tax imposed by section 4982 of the Code on certain undistributed income of a regulated investment company that does not distribute to shareholders in a timely manner at least ninety-eight percent (98%) of its taxable income (including capital gains).



     Dividends paid by a Fund from its investment company taxable income (which includes, among other items, dividends, interest and the excess of net short-term capital gains over net long-term capital losses) will be taxable to Beneficial Owners as ordinary income. A dividend paid in January will be considered for federal income tax purposes to have been paid by a Fund and received by Beneficial Owners on the preceding December 31 if the dividend was declared in the preceding October, November or December to Beneficial Owners of record as shown on the records of DTC and the DTC Participants on a date in one of those months. Dividends paid by a Fund will generally not be eligible for the dividends received deduction for Beneficial Owners that are corporations.



     Distributions paid by a Fund from the excess of net long-term capital gains over net short-term capital losses are considered "capital gains dividends" regardless of the length of time an investor has owned Shares in the Fund. Any loss on the sale or exchange of a share held for six months or less may be treated as a long-term capital loss to the extent of any capital gain dividends received by the Beneficial Owner. Investors should note that the regular quarterly dividends paid by a Fund will not be based on the Fund's investment company taxable income and net capital gain, but rather will be based on the dividends paid with respect to the Depositary Receipts held by the Fund. As a result, a portion of the distributions of a Fund may be treated as a return of capital or a capital gain dividend for federal income tax purposes or a Fund may make additional distributions in excess of the yield performance of the Securities in order to distribute all of its investment company taxable income and net capital gain.



     Distributions in excess of a Fund's current or accumulated earnings and profits (as specially computed) generally will be treated as a return of capital for federal income tax purposes and will reduce a Beneficial Owner's tax basis in the Fund. Return of capital distributions may result, for example, if a portion of the dividends declared represents cash amounts deposited in connection with Portfolio Deposits rather than dividends actually received by the Fund. Under certain circumstances, a significant portion of a Fund's regular quarterly dividends could be treated as return of capital distributions. Such circumstances may be more likely to occur in periods during which the number of outstanding Shares fluctuates significantly, as may occur during the initial years of a Fund. Beneficial Owners will receive annual notification from the Trustee through the DTC Participants as to the tax status of the Fund's distributions. A distribution paid shortly after a purchase or creation of Shares will be taxable even though in effect it may represent a return of capital.



     The sale of Shares of a Fund by a Beneficial Owner is a taxable event, and may result in a gain or loss, which generally should be a capital gain or loss for Beneficial Owners that are not dealers in securities.


     Dividends received by each Fund may be subject to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce such taxes. Because more than 50% of the total assets of each Fund will consist of Depositary Receipts with respect to foreign securities, each Fund intends to "pass through" certain foreign income taxes (including withholding taxes) paid by the Fund. This means that Beneficial Owners will be considered to have received, as an additional dividend, their share of such foreign taxes, but, subject to certain conditions, Beneficial Owners may be entitled to either a corresponding tax deduction in calculating their taxable income, or, subject to certain limitations, a credit in calculating federal income tax.


     Adverse federal income tax consequences, including potentially a tax liability imposed on the Fund, could arise if a Fund holds Depositary Receipts of an entity that is classified as a "passive foreign investment company" (a "PFIC") under the Code. In order to avoid such a tax, a Fund may elect to mark-to-market its PFIC holdings each year. Any net appreciation would then be treated as ordinary income. Alternatively, under certain conditions, a Fund may be able to elect to include in income currently its share of the PFIC's ordinary earnings and long-term capital gains, whether or not such income were actually distributed by the PFIC. Because it is not always possible to identify an issuer as a PFIC in a timely manner, a Fund may incur the PFIC tax in some instances; the PFIC tax can be quite punitive in its operation.



     Under the Code, an in-kind redemption of Shares of a Fund will not result in the recognition of taxable gain or loss by the Fund but generally will constitute a taxable event for the redeeming shareholder. Upon redemption, a Beneficial Owner generally will recognize gain or loss measured by the difference on the date of redemption between the aggregate value of the cash and securities received and its tax basis in the Shares redeemed. Securities received upon redemption (which will be comprised of the securities portion of the Portfolio Deposit in effect on the date of redemption) generally will have an initial tax basis equal to their respective market values on the date of redemption. The Internal Revenue Service ("IRS") may assert that any resulting loss may not be deducted by a Beneficial Owner on the basis that there has been no material change in such Beneficial Owner's economic position or that the transaction has no significant economic or business utility apart from the anticipated tax consequences. Beneficial Owners of Shares in Creation Unit size aggregations should consult their own tax advisors as to the consequences to them of the redemption of Shares in a Fund.


     Dividend distributions, capital gains distributions, and capital gains from sales or redemptions may also be subject to state, local and foreign taxes.


     Deposit of a Portfolio Deposit with the Trustee in exchange for Shares in a Fund in Creation Unit size aggregations will not result in the recognition of taxable gain or loss by the Fund but generally will constitute a taxable event to the depositor under the Code, and a depositor generally will recognize gain or loss with respect to each security deposited equal to the difference between the amount realized in respect of the security and the depositor's tax basis therein. The amount realized with respect to a security deposited should be determined by allocating the value on the date of deposit of the Fund Shares received (less any cash paid to the Fund, or plus any cash received from the Fund, in connection with the deposit) among the securities deposited on the basis of their respective fair market values at that time. The IRS may assert that any resulting losses may not be deducted by a depositor on the basis that there has been no material change in the depositor's economic position or that the transaction has no significant economic or business utility or purpose apart from the anticipated tax consequences. Depositors should consult their own tax advisors as to the tax consequences to them of a deposit to a Fund.


     The Trustee has the right to reject the order to create Creation Units transmitted to it by the Distributor if the depositor or group of depositors, upon obtaining the Shares ordered, would own eighty percent (80%) or more of the outstanding Shares of the Fund, and if pursuant to section 351 of the Code such a circumstance would result in the Fund having a basis in the securities deposited different from the market value of such securities on the date of deposit. The Trustee has the right to require information regarding Fund ownership pursuant to the Participant Agreement and from DTC and to rely thereon to the extent necessary to make the foregoing determination as a condition to the acceptance of a Portfolio Deposit.



     Ordinary income dividends received via DTC by Beneficial Owners who are non-resident aliens will be subject to a thirty percent (30%) United States withholding tax unless a reduced rate of withholding or a withholding exemption is provided under applicable tax treaties. Non-resident shareholders are urged to consult their own tax advisors concerning the applicability of United States withholding tax, as well as United States estate taxes.



     "Backup withholding" will apply to dividends, capital gain distributions, redemptions and sales of Fund Shares unless (a) the Beneficial Owner is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The rate of such backup withholding is 30% for 2002 and 2003, 29% for 2004 and 2005, and 28% for 2006 and thereafter. The amount of any backup withholding from a payment to a Beneficial Owner will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund from the IRS, provided that the required information is furnished to the IRS.


ERISA CONSIDERATIONS

     In considering the advisability of an investment in a Fund, fiduciaries of pension, profit sharing or other tax-qualified retirement plans (including Keogh Plans) and welfare plans (collectively, "Plans") subject to the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider whether an investment in a Fund is permitted by the documents and instruments governing the Plan and whether the investment satisfies the exclusive benefit, prudence and diversification requirements of ERISA. Individual retirement account ("IRA") investors should consider that an IRA may make only such investments as are authorized by its governing instruments.

     The fiduciary standards and prohibited transaction rules of ERISA and the Code will not apply to transactions involving Fund Securities while Fund Shares are held by a Plan or IRA. Unlike many other investment vehicles offered to Plans and IRAs, Fund Securities will not be treated as "plan assets" of the Plans or IRAs which acquire or purchase Fund Shares. Although ERISA imposes certain duties on Plan fiduciaries and ERISA and/or Section 4975 of the Code prohibit certain transactions involving "plan assets" between Plans or IRAs and their fiduciaries or certain related persons, those rules will not apply to transactions involving Fund Securities because Fund Shares represent an interest in a Fund, and a Fund is registered as an investment company under the 1940 Act. ERISA, the Code and U.S. Department of Labor regulations contain unconditional language exempting the assets of registered investment companies from treatment as "plan assets" in applying the fiduciary and prohibited transaction provisions of ERISA and the Code.

     Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code. The fiduciaries of governmental plans should, however, consider the impact of their respective state pension codes on investments in Fund Shares and the considerations discussed above, to the extent applicable.

     The tax discussion set forth above is included for general information only. Prospective investors should consult their own tax advisors concerning the federal, state, local and foreign tax consequences to them of an investment in a Fund, including the effect of possible legislative changes.

                                  THE TRUSTEE


     The Trustee is The Bank of New York, a corporation organized under the laws of the State of New York with trust powers. The Trustee has a trust office at 101 Barclay Street, Floor 6E, New York, NY 10286 and its Internal Revenue Service Employer Identification Number is 13-5160382. The Trustee holds each Funds' assets, calculates the NAV of the Shares and calculates net income and realized capital gains or losses. The Trustee may be reimbursed by a Fund for its out-of-pocket expenses relating to its services as Trustee (the Funds will not reimburse expenses of The Bank of New York in its capacity as Licensor). The Trustee is subject to supervision and examination by the Federal Reserve Bank of New York, the Federal Deposit Insurance Corporation and the New York State Banking Department.



     For services performed under the Trust Agreement and Indenture, the Trustee is paid by each Fund a fee at an annual rate of 6/100 of 1% to 10/100 of 1% of the NAV of each Fund, as shown below, such percentage amount to vary depending on the NAV of a Fund. Such compensation is computed on each Business Day on the basis of the NAV of each Fund on such day, and the amount thereof is accrued daily and paid monthly.

                               TRUSTEE FEE SCALE


            NAV OF A FUND                   FEE AS A PERCENTAGE OF NAV
        (IN U.S. DOLLARS ($))                        OF A FUND
-------------------------------------  -------------------------------------
  0-499,999,999                             10/100 of 1% per year*
  500,000,000-2,499,999,999                 8/100 of 1% per year*
  2,500,000,000 and above                   6/100 of 1% per year*


---------------

* The fee indicated applies to that portion of the NAV of a Fund that falls in the size category indicated.


     The Trustee may resign and be discharged of the Trust created by the Trust Agreement and Indenture by executing a notice of resignation in writing and filing such notice with the Sponsor and mailing a copy of the notice of resignation to all DTC Participants reflected on the records of DTC as owning Shares for distribution to Beneficial Owners as provided above not less than sixty (60) days before the date such resignation is to take effect. Such resignation becomes effective upon the appointment of and the acceptance by the Trust of a successor Trustee. The Sponsor, upon receiving notice of such resignation, is obligated to use its best efforts to appoint a successor Trustee promptly. If no successor is appointed within sixty (60) days after the date such notice of resignation is given, the Trust shall terminate.



     If the Trustee becomes incapable of acting as such or is adjudged bankrupt or is taken over by any public authority, the Sponsor may discharge the Trustee and appoint a successor Trustee as provided in the Trust Agreement and Indenture. The Sponsor shall mail notice of such discharge and appointment via the DTC Participants to Beneficial Owners. Upon a successor Trustee's execution of a written acceptance of an appointment as Trustee for the Trust, the successor Trustee becomes vested with all the rights, powers, duties and obligations of the original Trustee. A successor Trustee must be: (a) a trust company, corporation or national banking association organized, doing business under the laws of the United States or any state thereof; (b) authorized under such laws to exercise corporate trust powers; and (c) at all times have an aggregate capital, surplus and undivided profit of not less than $50,000,000.


     Beneficial Owners of 51% of the then outstanding Shares may at any time remove the Trustee by written instrument(s) delivered to the Trustee and the Sponsor. The Sponsor shall thereupon use its best efforts to appoint a successor Trustee as described above.


     The Trust Agreement and Indenture limits the Trustee's liabilities. It provides, among other things, that the Trustee is not liable for: (a) any action taken in reasonable reliance on properly executed documents or for the disposition of monies or stocks or for the evaluations required to be made thereunder, except by reason of its own gross negligence, bad faith, willful malfeasance, willful misconduct, or reckless disregard of its duties and obligations; (b) depreciation or loss incurred by reason of the sale by the Trustee of any Fund Securities; (c) any action the Trustee takes where the Sponsor fails to act; and (d) any taxes or other governmental charges imposed upon or in respect of Fund Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction.

     The Trustee and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Trustee will be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, willful misconduct, willful malfeasance on the part of such party or reckless disregard of its duties and obligations, arising out of, or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending against any claim or liability.

                                  THE SPONSOR


     The Sponsor is a Delaware corporation incorporated on August 7, 1998 with offices c/o The Nasdaq Stock Market, Inc., 1500 Broadway, New York, New York 10036. The Sponsor's Internal Revenue Service Employer Identification Number is 52-2115391. NASDAQ owns all of the Sponsor's outstanding shares of common stock. NASDAQ is a "control person" of the Sponsor as such term is defined in the 1933 Act.


     The Sponsor, at its own expense, may from time to time provide additional promotional incentives to brokers who sell Shares to the public. In certain instances, these incentives may be provided only to those brokers who meet certain threshold requirements for participation in a given incentive program, such as selling a significant number of Shares within a specified period.


     If at any time the Sponsor fails to undertake or perform or becomes incapable of undertaking or performing any of the duties required under the Trust Agreement and Indenture and such failure is not cured within fifteen (15) Business Days following receipt of notice from the Trustee, or resigns, or becomes bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor, agree to act as Sponsor itself, or may terminate the Trust Agreement and Indenture and liquidate the Trust. Notice of the resignation or removal of the Sponsor and the appointment of a successor shall be mailed by the Trustee to DTC and the DTC Participants for distribution to Beneficial Owners. Upon a successor Sponsor's execution of a written acceptance of appointment as Sponsor of the Trust, the successor Sponsor becomes vested with all of the rights, powers, duties and obligations of the original Sponsor. Any successor Sponsor may be compensated at rates deemed by the Trustee to be reasonable.


     The Sponsor may resign by executing and delivering to the Trustee an instrument of resignation. Such resignation shall become effective upon the appointment of a successor Sponsor and the acceptance of appointment by the successor Sponsor, unless the Trustee either agrees to act as Sponsor or terminates the Trust Agreement and Indenture and liquidates the Trust. The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever will not cause the termination of the Trust Agreement and Indenture or the Trust unless the Trustee deems termination to be in the best interests of the Beneficial Owners of Shares.



     The Trust Agreement and Indenture provides that the Sponsor is not liable to the Trustee, the Trust or to the Beneficial Owners of Shares for taking any action, or for refraining from taking any action, made in good faith or for errors in judgment, but is liable only for its own gross negligence, bad faith, willful misconduct or willful malfeasance in the performance of its duties or its reckless disregard of its obligations and duties under the Trust Agreement and Indenture. The Sponsor is not liable or responsible in any way for depreciation or loss incurred by the Trust because of the sale of any Fund Securities. The Trust Agreement and Indenture further provides that the Sponsor and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Sponsor shall be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, willful misconduct or willful malfeasance on the part of any such party in the performance of its duties or reckless disregard of its obligations and duties under the Trust Agreement and Indenture, including the payment of the costs and expenses of defending against any claim or liability.


                                 INDEX LICENSE

     The Sponsor pays an annual licensing fee to the Licensor equal to 6/100th of one percent of the aggregate net assets of each Fund, and is reimbursed by each Fund for such payment. The Licensor will work closely with the Sponsor and the Distributor to foster the success of the Funds and expects to commit financial and management resources to the initial and ongoing marketing of the Shares. The Licensor has incurred all pre-organization expenses of the Funds to date and has agreed to waive licensing fees in certain circumstances. See "Expenses of a Fund."

                SELECTION CRITERIA, CONSTRUCTION AND MAINTENANCE

                       STANDARDS FOR THE BNY ADR INDEXES



     The BNY ADR Indexes are subindexes of the BNY ADR Composite Index, which is a composite of all Depositary Receipts in American, Global or New York share form that are listed for trading on NASDAQ, the NYSE, and the AMEX, subject to eligibility requirements as stated below.



     The "ADR Index Administrator" of the Licensor makes additions to and removals from each BNY ADR Composite Index by applying specific criteria as set out in The Bank of New York ADR Index Administration and Procedures Manual which is described generally below. The decisions of the ADR Index Administrator are subject to the review of the "ADR Index Committee".

     The ADR Index Committee currently consists of 14 individuals ("Members"). Ten Members are employees of the Licensor, while the other four Members are not employees of The Bank of New York ("Non-Licensor Members"). Two of the Non-Licensor Members are nominated by the Sponsor's parent, NASDAQ. Members are subject to strict guidelines which ensure the objectivity and independence of each Member's decision making.



     The issuers of the Depositary Receipts are subject to SEC registration and disclosure requirements under U.S. securities laws or have an exemption from U.S. reporting requirements based on historic listings prior to 1983. Eligible securities are evaluated to ensure their overall consistency with the character, design and purpose of each BNY ADR Index, to further its use as an effective benchmark.



     The BNY ADR Indexes are capitalization weighted, using an index formula based upon the aggregate of prices times share quantities. The number of shares outstanding used in the index calculation generally represents the entire class(es) or series that trades in the issuer's local market and that is eligible to be converted into the form of Depositary Receipts already trading in the U.S. These shares are adjusted by a "free-float" factor and a Depositary Receipt conversion ratio, and the result is multiplied by the last sale price as reported on NASDAQ, the NYSE, or the AMEX. All of the BNY ADR Indexes are denominated in U.S. dollars and are calculated on a price only and total rate of return basis, with the reinvestment of dividends as of the ex-dividend date.



     The BNY ADR Indexes are ordinarily calculated every business day on which the U.S. stock exchanges are open for trading, regardless of regular trading in local markets.



     To be eligible for inclusion in the BNY ADR Indexes, a security must have:



          (1) A price greater than or equal to $3, (2) a minimum 3 month average daily Depositary Receipt trading volume greater than or equal to 25,000 shares, or 125,000 ordinary shares in the local market and (3) Free-float adjusted market capitalization greater than or equal to $250 million.



     In the case of new ADRs with both ADRs and ordinary volume measurable for a period of less than 3 months, average daily Depositary Receipts trading volume or local share trading volume for the available time period will be used in the calculation. In addition, the ADR must trade at least once within any 20 day period. For re-inclusion in the BNY ADR Indexes, the Depositary Receipts must trade at least once in 2 consecutive 10 day periods.



     Component Depositary Receipts are reviewed quarterly ("Quarterly Review"). During the Quarterly Review, current components (current "members" of the Indexes) are retained provided that the above eligibility requirements are met and provided that the free float adjusted market capitalization of the smallest member is no more than 5% lower than that of the largest eligible non-member not included in the indexes. Otherwise, the smallest component is replaced with the largest eligible non-member. The process continues with the second smallest current member compared to the second largest eligible non-member, and so on. Moreover, if at any time during the period, a member of one of the Indexes is dropped, the security will be replaced by the largest eligible non-member.



     Quarterly Reviews are ordinarily performed at the close of trading on the Thursday before the second Friday in March, June, September and December. New shares will be announced by the Thursday preceding the third Friday in March, June, September and December. All changes will be made effective prior to the opening of trading following the third Friday in March, June, September and December. As stated, the BNY ADR Indexes are capitalization weighted. Current market capitalization weights of the index components are subject to adjustment by quarterly index weight rebalancings as described below:



     (a) The percent weight of the total index market capitalization represented by any individual component Depositary Receipts may not exceed 23%, and,



     (b) With respect to 55% of the total index market capitalization, the index weights of component Depositary Receipts must be diversified so that no single index component exceeds 4.5%.



     Ordinarily, as of the close of trading on the Thursday preceding the second Friday in March, June, September and December, if one or more index components exceed either or both of the limits above, the index weights of these component Depositary Receipts will be reduced and redistributed across the remaining index component Depositary Receipts that do not exceed these limits. The index algorithms used for these calculations are available upon request.



     The BNY ADR Indexes are monitored and maintained to account for company additions and deletions, share changes and corporate actions (such as stock splits, stock dividends, spin-offs, etc.) Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the Depositary Receipts prices of companies in the BNY ADR Indexes. Such corporate actions, which require no adjustment to a BNY ADR Index divisor, will be implemented prior to the opening of trading on the effective date of the corporate action.



     Other corporate actions, such as share issuances that change the market capitalization, may require an adjustment to the index divisor. Index divisor adjustments are ordinarily made to avoid index discontinuity due to adjustments made for corporate actions. Divisor adjustments are ordinarily made after the calculation of the closing value of the BNY ADR Indexes, and prior to the opening of trading on the effective date of such corporate actions. Constituent component Depositary Receipts that have share changes less than or equal to 10% will be adjusted on a quarterly basis along with the Quarterly Review mentioned above. Depositary Receipts with share changes that affect outstanding shares by greater than 10% will be adjusted prior to the opening of trading on the date of effectiveness of the share change.

TYPES OF DEPOSITARY RECEIPT FACILITIES



     Companies have a choice of four types of Depositary Receipt facilities: unsponsored and three levels of sponsored Depositary Receipts. Unsponsored Depositary Receipts are issued by one or more depositaries in response to market demand, but without a formal agreement with the company. Sponsored Depositary Receipts are issued by one depository appointed by the company under a Deposit Agreement or service contract.



SPONSORED LEVEL I DEPOSITARY RECEIPTS



     Although no Fund holds any Level I Depositary Receipts, Level I Depositary Receipts are traded in the U.S. over-the-counter market and on some exchanges outside the United States. The company does not have to comply with U.S. Generally Accepted Accounting Principles ("GAAP") or full SEC disclosure. Numerous companies such as RTZ, Elf Aquitaine, Glaxo Wellcome, Western Mining, Hanson, Medeva, Bank of Ireland, Astra, Telebras and Ashanti Gold Fields Company Ltd. started with a Level I program and have upgraded to a Level II (Listing) or Level III (Offering) program.



     All Depositary Receipts within the BNY ADR Indexes are either Level II or Level III Depositary Receipts.



SPONSORED LEVEL II AND LEVEL III DEPOSITARY RECEIPTS



     Companies that wish to list their securities on an exchange or NASDAQ in the U.S. use sponsored Level II or Level III Depositary Receipts, respectively. These types of Depositary Receipts can also be listed on some exchanges outside the United States. Each level requires different SEC registration and reporting, plus adherence to GAAP. The companies must also meet the listing requirements of the national exchange or market (NASDAQ, NYSE, or AMEX), whichever it chooses.



     The table below illustrates the percentage of Unsponsored Component Depositary Receipts for each BNY ADR Index as of September 30, 2002:



BNY Asia 50 ADR Index......................................   4%
BNY Developed Markets 100 ADR Index........................   3%
BNY Emerging Markets 50 ADR Index..........................   0%
BNY Europe 100 ADR Index...................................   1%



     Information regarding the specific level of sponsorship of each component Depositary Receipt within the BNY ADR Indexes is available on the Licensor's website (http://www.adrbny.com).

                  BNY ADR INDEX CALCULATION AND DISSEMINATION


     The value of each BNY ADR Index will be calculated continuously and disseminated every 15 seconds over the Consolidated Tape Association's Network
B. The major electronic financial data vendors -- Bloomberg, Quotron, Reuters and Bridge Information Systems -- are expected to publish information on each BNY ADR Index for their subscribers.


     Brief descriptions of the BNY ADR Indexes on which the Funds are based and the equity markets in which the Funds are invested are provided below.



THE BNY ASIA 50 ADR INDEX



  GENERAL BACKGROUND



     The BNY Asia 50 ADR Index is intended to give investors a benchmark for tracking the price and yield performance of Depositary Receipts from the Asian market. A list of the 50 component Depositary Receipts included in The BNY Asia 50 ADR Index as of September 30, 2002 and the industry groups comprising The BNY Asia 50 ADR Index as of September 30, 2002 is included below.



COMPONENT DEPOSITARY RECEIPTS                      INDUSTRIES/SECTORS
-----------------------------                      ------------------
Toyota Motor Corp                            Auto/Auto Parts
Mitsubishi Tokyo Financial Group Inc         Banking
Honda Motor Co Ltd                           Auto/Auto Parts
Sony Corp                                    Consumer Electronics/Parts
National Australia Bank Ltd                  Banking
Canon Inc                                    Office Equipment/Supply
Nomura Holdings                              Financial Services/Investment
Matsushita Elec Indl Co., Inc                Electrical Equipment
Taiwan Semiconductor Manft Ltd               Tech: Hardware
Nissan Motor Co Ltd                          Auto/Auto Parts
BHP Billiton Ltd                             Oil & Gas Services
Hitachi Ltd                                  Electrical Equipment
Australia and N Zealand Banking Grp          Banking
Fuji Photo Film Co Ltd                       Office Equipment/Supply
ITO Yokado Co Ltd                            Retailing
Westpac Banking Corp                         Banking
News Corporation Ltd (PDS)                   Media/Entertainment
Kyocera Corp                                 Consumer Electronics/Parts
Telstra Corp Ltd                             Telecom/Data Networking
Nippon Telegraph and Telephone               Telecom/Data Networking
Kookmin Bank                                 Banking
China Mobile HK Ltd                          Telecom/Data Networking
SK Telecom Co Ltd                            Telecom/Data Networking

COMPONENT DEPOSITARY RECEIPTS                      INDUSTRIES/SECTORS
-----------------------------                      ------------------
Mitsui and Company Ltd                       Multi-Industry
United Microelectronics Corp                 Tech: Hardware
NEC Corp                                     Consumer Electronics/Parts
News Corporation Ltd                         Media/Entertainment
KT Corp                                      Telecom/Data Networking
Sanyo Electric Co Ltd                        Consumer Electronics/Parts
Kirin Brewery Co Ltd                         Beverage
Infosys Technologies Ltd                     Tech: Service
TDK Corp                                     Consumer Electronics/Parts
WMC Ltd                                      Mining & Minerals
Coles Myer Ltd                               Financial Services/Investment
Amcor Ltd                                    Paper & Forest Products
Kubota Corp                                  Engineer-Machinery
Telecom Corp of New Zealand                  Telecom/Data Networking
CNOOC Ltd                                    Oil & Gas Services
Advantest Corp                               Electrical Equipment
Korea Electric Power Corp                    Utilities-Gas, Electric & Water
Pioneer Corp                                 Consumer Electronics/Parts
Trend Micro Inc                              Tech: Software
Nidec Corp                                   Electrical Equipment
CSK Corp                                     Tech: Service
Petrochina Co                                Oil & Gas Services
POSCO                                        Steel
Santos Ltd                                   Oil & Gas Services
Telekomunikasi Indonesia                     Telecom/Data Networking
China Unicom Ltd                             Telecom/Data Networking
James Hardie Industries NV                   Consumer Electronics/Parts



AGGREGATE FREE-FLOAT MARKET CAPITALIZATION.............  $608,231,483,054
  Number of Constituents...............................                50
  Percent of Ten Largest Constituents..................             54.90%

10 LARGEST COMPONENTS BY FREE-FLOAT MARKET CAPITALIZATION:



                                        FREE-FLOAT MARKET              CUMULATIVE
                                         CAPITALIZATION       INDEX      INDEX
COMPANY NAME                          (IN U.S. DOLLARS ($))   WEIGHT     WEIGHT
------------                          ---------------------   ------   ----------
Toyota Motor Corp...................     82,735,197,663       13.60%     13.60%
Mitsubishi Tokyo Financial Group
  Inc...............................     41,913,367,120        6.89%     20.49%
Honda Motor Co Ltd..................     35,780,248,221        5.88%     26.37%
Sony Corp...........................     35,168,418,860        5.78%     32.15%
National Australia Bank Ltd.........     27,908,954,209        4.59%     36.74%
Canon Inc...........................     25,482,380,292        4.19%     40.93%
Nomura Holdings.....................     25,322,416,200        4.16%     45.09%
Matsushita Elec Indl Co., Inc.......     22,176,410,920        3.65%     48.74%
Taiwan Semiconductor Manft Ltd......     18,976,548,915        3.12%     51.86%
Nissan Motor Co Ltd.................     18,467,392,349        3.04%     54.90%
Total...............................                          54.90%



10 LARGEST INDUSTRY GROUPS (% INDEX WEIGHT):



                                        FREE-FLOAT MARKET              CUMULATIVE
                                         CAPITALIZATION       INDEX      INDEX
COMPANY NAME                          (IN U.S. DOLLARS ($))   WEIGHT     WEIGHT
------------                          ---------------------   ------   ----------
Auto/Auto Parts.....................     136,982,838,233      22.52%     22.52%
Banking.............................     107,763,356,799      17.72%     40.24%
Consumer Elec/Parts.................      68,868,265,274      11.32%     51.56%
Telecom/Data Networking.............      53,737,342,283       8.84%     60.40%
Electrical Equipment................      44,066,045,635       7.24%     67.64%
Office Equipment/Supply.............      39,654,701,718       6.52%     74.16%
Financial Services/Investment.......      29,190,069,900       4.80%     78.96%
Tech: Hardware......................      27,170,476,695       4.47%     83.43%
Oil & Gas/Service...................      25,287,525,621       4.16%     87.59%
Media/Entertainment.................      19,511,719,768       3.21%     90.80%
Total...............................                          90.80%

THE BNY DEVELOPED MARKETS 100 ADR INDEX



  GENERAL BACKGROUND



     The BNY Developed Markets 100 ADR Index is intended to give investors a benchmark for tracking the price and yield performance of Developed Markets Depositary Receipts. A list of the 100 component Depositary Receipts included in The BNY Developed Markets 100 ADR Index as of September 30, 2002 and the industry groups comprising The BNY Developed Markets 100 ADR Index as of September 30, 2002 is included below.



COMPONENT DEPOSITARY RECEIPTS                      INDUSTRIES/SECTORS
-----------------------------                      ------------------
BP plc                                       Oil & Gas-Services
GlaxoSmithkline Plc                          Pharmaceuticals/Healthcare
Novartis AG                                  Pharmaceuticals/Healthcare
HSBC Holdings plc                            Banking
Total Fina Elf S.A.                          Oil & Gas-Services
Vodafone Group Plc                           Telecom/Data Networking
Royal Dutch Petroleum                        Oil & Gas-Services
Toyota Motor Corp                            Auto/Auto Parts
Nokia Corporation                            Telecom/Data Networking
Shell Transport and Trading Co               Oil & Gas-Services
AstraZeneca PLC                              Pharmaceuticals/Healthcare
Lloyds TSB Group PLC                         Banking
Mitsubishi Tokyo Financial Group Inc         Banking
Diageo Plc                                   Beverage
Barclays PLC                                 Banking
ENI SPA                                      Oil & Gas-Services
Aventis                                      Chemicals
Honda Motor Co Ltd                           Auto/Auto Parts
Sony Corp                                    Consumer-Electronics-Parts
Telefonica SA                                Telecom/Data Networking
Unilever PLC                                 Multi-Industry
Eon AG                                       Multi-Industry
Siemens AG                                   Electrical Equipment
National Australia Bank Ltd                  Banking
Unilever PC                                  Multi-Industry
Canon Inc                                    Office Equipment/Supply
Nomura Holdings                              Financial Services/Investment
Banco Santander Central Hispano SA           Banking
Banco Bilbao Vizcaya Argentaria S.A.         Banking
Credit Suisse Group                          Financial Services/Investment

COMPONENT DEPOSITARY RECEIPTS                      INDUSTRIES/SECTORS
-----------------------------                      ------------------
Ing Groep NV                                 Banking
BT Group plc                                 Telecom/Data Networking
Matsushita Elec Indl Co., Inc                Electrical Equipment
Sanofi-Synthelabo                            Pharmaceuticals/Healthcare
Deutsche Telekom AG                          Telecom/Data Networking
Basf Aktiengesellschaft                      Chemicals
Koninklijke Philips Electronics NV           Electrical Equipment
Nissan Motor Co Ltd                          Auto/Auto Parts
BHP Billiton Ltd                             Oil & Gas-Services
Rio Tinto PLC                                Mining & Minerals
Anglo American PLC                           Mining & Minerals
Telecom Italia SPA                           Telecom/Data Networking
Hitachi Ltd                                  Electrical Equipment
Allianz Aktiengesellschaft                   Insurance
British American Tobacco PLC                 Food/Agribus/Tobacco
Groupe Danone                                Household Products-Appliance
ABN Amro Holding                             Banking
Suez                                         Services (Bus & Public)
Australia and N Zealand Banking Grp          Banking
BG Group plc                                 Utilities-Gas, Electric & Water
Fuji Photo Film Co Ltd                       Office Equipment/Supply
ITO Yokado Co Ltd                            Retailing
AXA                                          Insurance
Cadbury Schweppes PLC                        Beverage
Westpac Banking Corp                         Banking
National Grid Group PLC                      Utilities-Gas, Electric & Water
News Corporation Ltd (PDS)                   Media/Entertainment
Bayer AG                                     Chemicals
Aegon NV                                     Insurance
Kyocera Corp                                 Consumer-Electronics-Parts
Telstra Corp Ltd                             Telecom/Data Networking
Imperial Tobacco Group PLC                   Food/Agribus/Tobacco
Repsol YPF SA                                Oil & Gas-Services
Koninklijke Ahold NV                         Food/Agribus/Tobacco
Reed Elsevier PLC                            Media/Entertainment
Vivendi Universal                            Media/Entertainment
Lafarge                                      Construction & Housebuilding
Prudential PLC                               Insurance

COMPONENT DEPOSITARY RECEIPTS                      INDUSTRIES/SECTORS
-----------------------------                      ------------------
Allied Irish Banks PLC                       Banking
Nippon Telegraph and Telephone               Telecom/Data Networking
Bank of Ireland                              Banking
Scottish Power PLC                           Utilities-Gas, Electric & Water
British Sky Broadcasting Group PLC           Media/Entertainment
Enel SpA                                     Utilities-Gas, Electric & Water
SAP AG                                       Tech: Software
Endesa SA                                    Utilties-Gas, Electric & Water
Royal KPN NV                                 Telecom/Data Networking
Schering Aktiengesellschaft                  Pharmaceuticals/Healthcare
Reed Elsevier NV                             Printing & Publishing
Six Continents PLC                           Hotel & Leisure
Mitsui and Company Ltd                       Multi-Industry
Akzo Nobel NV                                Chemicals
LVMH Moet Hennessy Louis Vuitton             Luxury Goods
WPP Group PLC                                Printing & Publishing
STMicroelectronics NV                        Tech: Hardware
NEC Corp                                     Consumer-Electronics-Parts
UPM Kymmene Corp                             Paper & Forest Products
Allied Domecq PLC                            Beverage
News Corporation Ltd                         Media/Entertainment
Sanpaola IMI S.p.A                           Banking
BOC Group Plc                                Chemicals
Pearson Plc Sp                               Printing & Publishing
Sanyo Electric Co Ltd                        Consumer-Electronics-Parts
Gallaher Group PLC                           Food/Agribus/Tobacco
CRH PLC                                      Construction & Housebuilding
Stora Enso OYJ                               Paper & Forest Products
Novo Nordisk                                 Pharmaceuticals/Healthcare
Amersham Plc                                 Biotechnology
Norsk Hydro                                  Chemicals
Portugal Telecom SGPS SA                     Telecom/Data Networking



AGGREGATE FREE-FLOAT MARKET CAPITALIZATION...........  $2,431,363,269,168
  Number of Constituents.............................                 100
  Percent of Ten Largest Constituents................               38.51%

10 LARGEST COMPONENTS BY FREE-FLOAT MARKET CAPITALIZATION:



                                        FREE-FLOAT MARKET              CUMULATIVE
                                         CAPITALIZATION       INDEX      INDEX
COMPANY NAME                          (IN U.S. DOLLARS ($))   WEIGHT     WEIGHT
------------                          ---------------------   ------   ----------
BP plc..............................     149,389,614,738       6.14%      6.14%
GlaxoSmithkline Plc.................     116,386,533,336       4.79%     10.93%
Novartis AG.........................     105,022,456,812       4.32%     15.25%
HSBC Holdings plc...................      97,294,214,160       4.00%     19.25%
Total Fina Elf S.A..................      93,338,841,884       3.84%     23.09%
Vodafone Group Plc..................      87,424,707,368       3.60%     26.69%
Royal Dutch Petroleum...............      84,101,920,500       3.46%     30.15%
Toyota Motor Corp...................      82,735,197,663       3.40%     33.55%
Nokia Corporation...................      62,980,257,710       2.59%     36.14%
Shell Transport and Trading Co......      57,696,935,390       2.37%     38.51%
Total                                                         38.51%



10 LARGEST INDUSTRY GROUPS (% INDEX WEIGHT):



                                        FREE-FLOAT MARKET              CUMULATIVE
                                         CAPITALIZATION       INDEX      INDEX
INDUSTRY                              (IN U.S. DOLLARS ($))   WEIGHT     WEIGHT
--------                              ---------------------   ------   ----------
Oil & Gas/Service...................     452,441,522,680      18.61%     18.61%
Banking.............................     391,828,352,148      16.12%     34.73%
Pharmaceuticals/Healthcare..........     308,099,945,524      12.67%     47.40%
Telecom/Data Networking.............     279,864,823,480      11.51%     58.91%
Auto/Auto Parts.....................     136,982,838,233       5.63%     64.54%
Multi-Industry......................      99,041,417,387       4.07%     68.61%
Chemicals...........................      87,648,844,517       3.60%     72.21%
Electrical Equipment................      85,229,399,261       3.51%     75.72%
Beverage............................      62,303,450,517       2.56%     78.28%
Consumer Elec/Parts.................      60,759,289,474       2.50%     80.78%
Total                                                         80.78%

THE BNY EMERGING MARKETS 50 ADR INDEX



  GENERAL BACKGROUND



     The BNY Emerging Markets 50 ADR Index is intended to give investors a benchmark for tracking the price and yield performance of Emerging Markets Depositary Receipts. A list of the 50 component Depositary Receipts included in The BNY Emerging Markets 50 ADR Index as of September 30, 2002 and the industry groups comprising The BNY Emerging Markets 50 ADR Index as of September 30, 2002 is included below.



COMPONENT DEPOSITARY RECEIPTS                     INDUSTRIES/SECTORS
-----------------------------              --------------------------------
Taiwan Semiconductor Manft Ltd...........  Tech: Hardware
Telefonos de Mexico SA de CV.............  Telecom/Data Networking
Kookmin Bank.............................  Banking
China Mobile HK Ltd......................  Telecom/Data Networking
SK Telecom Co Ltd........................  Telecom/Data Networking
Teva Pharmaceutical Ind..................  Pharmaceuticals/Healthcare
United Microelectronics Corp.............  Tech: Hardware
KT Corp..................................  Telecom/Data Networking
Sasol Ltd................................  Oil & Gas Services
Cemex SA.................................  Construction/Housebuilding
Infosys Technologies Ltd.................  Tech: Service
America Movil SA.........................  Telecom/Data Networking
Gold Fields Ltd..........................  Mining & Minerals
Petroleo Brasileiro SA...................  Oil & Gas Services
CNOOC Ltd................................  Oil & Gas Services
Petroleo Brasileiro SA...................  Oil & Gas Services
Mobile Telesystems OJSC..................  Telecom/Data Networking
Companhia Vale Do Rio Doce...............  Mining & Minerals
Korea Electric Power Corp................  Utilities-Gas, Electric & Water
Anglogold Ltd............................  Mining & Minerals
Companhia Vale Do Rio Doce...............  Mining & Minerals
Harmony Gold Mining Company Ltd..........  Mining & Minerals
Companhia de Bebidas das Americas........  Beverage
Sappi Ltd................................  Paper & Forest Products
Petrochina Co............................  Oil & Gas Services
Grupo Televisa SA........................  Media-Entertainment
POSCO....................................  Steel
Telekomunikasi Indonesia.................  Telecom/Data Networking
China Unicom Ltd.........................  Telecom/Data Networking
Banco Itau...............................  Banking

COMPONENT DEPOSITARY RECEIPTS                     INDUSTRIES/SECTORS
-----------------------------              --------------------------------
China Petroleum and Chemical Corp........  Oil & Gas Services
Fomento Economico Mexicano SA............  Beverage
Satyam Computer Services Ltd.............  Tech: Service
Tele Norte Leste Participacoes SA........  Telecom/Data Networking
HDFC Bank Ltd............................  Banking
AU Optronics Corp........................  Tech: Hardware
Magyar Tavkozlesirt......................  Telecom/Data Networking
Compania De Minas Buenaventura SA........  Mining & Minerals
Icici Bank Ltd...........................  Banking
Huaneng Power International Inc..........  Utilities-Gas, Electric & Water
AO Tatneft...............................  Oil & Gas Services
Banco Bradesco SA........................  Banking
Compania De Telecomunicaciones De          Telecom/Data Networking
  Chile..................................
Embraer Emp. Brasileira de Aeronautica...  Aerospace/Defense Elec.
Wipro Ltd................................  Tech: Service
Brasil Telecom Participacoes SA..........  Telecom/Data Networking
Dr Reddys Laboratories Ltd...............  Pharmaceuticals/Healthcare
Macronix International Co Ltd............  Tech: Service
Vimpel Communications....................  Telecom/Data Networking
Unibanco Uniao de Bancos Brasileros......  Banking



AGGREGATE FREE-FLOAT MARKET CAPITALIZATION............   $174,316,421,767
  Number of Constituents..............................                 50
  Percent of Ten Largest Constituents.................              53.99%



10 LARGEST COMPONENTS BY FREE-FLOAT MARKET CAPITALIZATION:



                                        FREE-FLOAT MARKET              CUMULATIVE
                                         CAPITALIZATION       INDEX      INDEX
COMPANY NAME                          (IN U.S. DOLLARS ($))   WEIGHT     WEIGHT
------------                          ---------------------   ------   ----------
Taiwan Semiconductor Manft Ltd......     18,976,548,915       10.89%     10.89%
Telefonos de Mexico SA de CV........     10,426,253,300        5.98%     16.87%
Kookmin Bank........................     10,170,298,880        5.83%     22.70%
China Mobile HK Ltd.................      9,322,829,565        5.35%     28.05%
SK Telecom Co Ltd...................      8,800,003,948        5.05%     33.10%
Teva Pharmaceutical Ind.............      8,570,372,000        4.92%     38.02%
United Microelectronics Corp........      8,193,927,780        4.70%     42.72%
KT Corp.............................      6,786,104,080        3.89%     46.61%
Sasol Ltd...........................      6,446,876,107        3.70%     50.31%
Cemex SA............................      6,411,195,044        3.68%     53.99%
Total...............................                          53.99%

10 LARGEST INDUSTRY GROUPS (% INDEX WEIGHT):



                                        FREE-FLOAT MARKET              CUMULATIVE
                                         CAPITALIZATION       INDEX      INDEX
INDUSTRY                              (IN U.S. DOLLARS ($))   WEIGHT     WEIGHT
--------                              ---------------------   ------   ----------
Telecom/Data Networking.............     52,008,533,051       29.84%     29.84%
Tech: Hardware......................     28,499,692,765       16.35%     46.19%
Oil & Gas/Service...................     20,964,330,562       12.03%     58.22%
Mining & Minerals...................     16,711,514,668        9.59%     67.81%
Banking.............................     15,969,216,233        9.16%     76.97%
Pharmaceuticals/Healthcare..........      9,545,208,904        5.48%     82.45%
Tech: Service.......................      8,522,140,497        4.89%     87.34%
Construction and Housebuilding......      6,411,195,044        3.68%     91.02%
Utilities-Gas, Elec & Water.........      4,164,321,165        2.39%     93.41%
Beverage............................      3,967,295,830        2.28%     95.69%
Total...............................                          95.69%

THE BNY EUROPE 100 ADR INDEX



  GENERAL BACKGROUND



     The BNY Europe 100 ADR Index is intended to give investors a benchmark for tracking the price and yield performance of European Depositary Receipts. A list of the 100 component Depositary Receipts included in The BNY Europe 100 ADR Index as of September 30, 2002 and the industry groups comprising The BNY Europe 100 ADR Index as of September 30, 2002 is included below.



COMPONENT DEPOSITARY RECEIPTS                     INDUSTRIES/SECTORS
-----------------------------                     ------------------
BP plc....................................  Oil & Gas Services
GlaxoSmithkline Plc.......................  Pharmaceuticals/Healthcare
Novartis AG...............................  Pharmaceuticals/Healthcare
HSBC Holdings plc.........................  Banking
Total Fina Elf S.A........................  Oil & Gas Services
Vodafone Group Plc........................  Telecom/Data Networking
Royal Dutch Petroleum.....................  Oil & Gas Services
Nokia Corporation.........................  Telecom/Data Networking
Shell Transport and Trading Co............  Oil & Gas Services
AstraZeneca PLC...........................  Pharmaceuticals/Healthcare
Lloyds TSB Group PLC......................  Banking
Diageo Plc................................  Beverage
Barclays PLC..............................  Banking
ENI SPA...................................  Oil & Gas Services
Aventis...................................  Chemicals
Telefonica SA.............................  Telecom/Data Networking
Unilever NV...............................  Multi-Industry
Eon AG....................................  Multi-Industry
Siemens AG................................  Electrical Equipment
Unilever PLC..............................  Multi-Industry
Banco Santander Central Hispano SA........  Banking
Banco Bilbao Vizcaya Argentaria S.A.......  Banking
Credit Suisse Group.......................  Financial Services/Investment
Ing Groep NV..............................  Banking
BT Group plc..............................  Telecom/Data Networking
Sanofi-Synthelabo.........................  Pharmaceuticals/Healthcare
Deutsche Telekom AG.......................  Telecom/Data Networking
Basf Aktiengesellschaft...................  Chemicals
Koninklijke Philips Electronics NV........  Electrical Equipment
Rio Tinto PLC.............................  Mining & Minerals
Anglo American Plc........................  Mining & Minerals

COMPONENT DEPOSITARY RECEIPTS                     INDUSTRIES/SECTORS
-----------------------------                     ------------------
Telecom Italia SPA........................  Telecom/Data Networking
Allianz Aktiengesellschaft................  Insurance
British American Tobacco PLC..............  Food/Agribus/Tobacco
Groupe Danone.............................  Household Products/Appliances
ABN Amro Holding..........................  Banking
Suez......................................  Services (Bus & Public)
BG Group plc..............................  Utilities-Gas, Electric &
                                            Water
AXA.......................................  Insurance
Cadbury Schweppes PLC.....................  Beverage
National Grid Group PLC...................  Utilities-Gas, Electric &
                                            Water
Bayer AG..................................  Chemicals
Aegon NV..................................  Insurance
Imperial Tobacco Group PLC................  Food/Agribus/Tobacco
Repsol YPF SA.............................  Oil & Gas Services
Koninklijke Ahold NV......................  Food/Agribus/Tobacco
Reed Elsevier PLC.........................  Media-Entertainment
Vivendi Universal.........................  Media-Entertainment
Lafarge...................................  Construction/Housebuilding
Prudential PLC............................  Insurance
Allied Irish Banks PLC....................  Banking
Bank of Ireland...........................  Banking
Scottish Power PLC........................  Utilities-Gas, Electric &
                                            Water
British Sky Broadcasting Group PLC........  Media-Entertainment
Enel SpA..................................  Utilities-Gas, Electric &
                                            Water
SAP AG....................................  Tech: Software
Endesa SA.................................  Utilities-Gas, Electric &
                                            Water
Royal KPN NV..............................  Telecom/Data Networking
Schering Aktiengesellschaft...............  Pharmaceuticals/Healthcare
Reed Elsevier NV..........................  Printing & Publishing
Six Continents PLC........................  Hotel & Leisure
Akzo Nobel NV.............................  Chemicals
LVMH Moet Hennessy Louis Vuitton..........  Luxury Goods
WPP Group PLC.............................  Printing & Publishing
STMicroelectronics NV.....................  Tech: Hardware
UPM Kymmene Corp..........................  Paper & Forest Products
Allied Domecq PLC.........................  Beverage
Sanpaola IMI S.p.A........................  Banking
BOC Group Plc.............................  Chemicals

COMPONENT DEPOSITARY RECEIPTS                     INDUSTRIES/SECTORS
-----------------------------                     ------------------
Pearson Plc Sp............................  Printing & Publishing
Gallaher Group PLC........................  Food/Agribus/Tobacco
CRH PLC...................................  Construction/Housebuilding
Stora Enso OYJ............................  Paper & Forest Products
Novo Nordisk..............................  Pharmaceuticals/Healthcare
Amersham Plc..............................  Biotechnology
Swisscom AG...............................  Telecom/Data Networking
Norsk Hydro...............................  Chemicals
Syngenta..................................  Chemicals
mmO2 Plc..................................  Telecom/Data Networking
United Utilities..........................  Utilities-Gas, Electric &
                                            Water
TPG NV....................................  Services (Bus & Public)
Portugal Telecom SGPS SA..................  Telecom/Data Networking
Reuters Grp PLC...........................  Media-Entertainment
Smith and Nephew Plc......................  Pharmaceuticals/Healthcare
Electrolux AB Class B.....................  Household Products/Appliances
P and O Princess Cruises plc..............  Media-Entertainment
Ryanair Holdings Plc......................  Airlines
Wolseley plc..............................  Construction/Housebuilding
Ciba Specialty Chem Hld Reg Sh............  Chemicals
Vivendi Environnement.....................  Services (Bus & Public)
Banco Commercial Portugues SA.............  Banking
Adecco SA.................................  Multi-Industry
Cable and Wireless PLC....................  Telecom/Data Networking
Shire Pharm Group.........................  Pharmaceuticals/Healthcare
Imperial Chemical Industries PLC..........  Chemicals
Amvescap Plc..............................  Financial Services/Investment
Hanson PLC................................  Multi-Industry
ABB Ltd...................................  Engineer-Machinery
France Telecom............................  Telecom/Data Networking
ALCATEL...................................  Telecom/Data Networking



AGGREGATE FREE-FLOAT MARKET CAPITALIZATION...........  $2,052,641,317,381
  Number of Constituents.............................                 100
  Percent of Ten Largest Constituents................               44.04%

10 LARGEST COMPONENTS BY FREE-FLOAT MARKET CAPITALIZATION:



                                       FREE-FLOAT MARKET              CUMULATIVE
                                        CAPITALIZATION       INDEX      INDEX
COMPANY NAME                         (IN U.S. DOLLARS ($))   WEIGHT     WEIGHT
------------                         ---------------------   ------   ----------
BP plc.............................     149,389,614,738       7.28%      7.28%
GlaxoSmithkline Plc................     116,386,533,336       5.67%     12.95%
Novartis AG........................     105,022,456,812       5.12%     18.07%
HSBC Holdings plc..................      97,294,214,160       4.74%     22.81%
Total Fina Elf S.A. ...............      93,338,841,884       4.55%     27.36%
Vodafone Group Plc.................      87,424,707,368       4.26%     31.62%
Royal Dutch Petroleum..............      84,101,920,500       4.10%     35.72%
Nokia Corporation..................      62,980,257,710       3.07%     38.79%
Shell Transport and Trading Co.....      57,696,935,390       2.81%     41.60%
AstraZeneca PLC....................      50,082,642,230       2.44%     44.04%
Total..............................                          44.04%



10 LARGEST INDUSTRY GROUPS (% INDEX WEIGHT):



                                       FREE-FLOAT MARKET              CUMULATIVE
                                        CAPITALIZATION       INDEX      INDEX
INDUSTRY                             (IN U.S. DOLLARS ($))   WEIGHT     WEIGHT
--------                             ---------------------   ------   ----------
Oil & Gas/Service..................     434,335,142,625      21.16%     21.16%
Pharmaceuticals/Healthcare.........     317,181,661,376      15.45%     36.61%
Banking............................     298,490,446,234      14.54%     51.15%
Telecom/Data Networking............     278,520,645,564      13.57%     64.72%
Chemicals..........................     101,386,238,733       4.94%     69.66%
Multi-Industry.....................      98,626,585,727       4.80%     74.46%
Beverage...........................      62,303,450,517       3.04%     77.50%
Utilities -- Gas, Electric &
  Water............................      60,839,488,779       2.96%     80.46%
Insurance..........................      52,809,366,374       2.57%     83.03%
Electrical Equipment...............      46,510,355,941       2.27%     85.30%
Total..............................                          85.30%


     The information contained herein regarding the BNY ADR Indexes, securities markets and DTC was obtained from publicly available sources.


     "BNY", "The BNY Asia 50 ADR Index", "The BNY Developed Markets 100 ADR Index", "The BNY Emerging Markets 50 ADR Index", "The BNY Europe 100 ADR Index" are service marks of The Bank of New York and have been licensed for use for certain purposes by Nasdaq Financial Products Services, Inc., the BLDRS Index Funds Trust, BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund and BLDRS Europe 100 ADR Index Fund based on The BNY Asia 50 ADR Index, The BNY Developed Markets 100 ADR Index, The BNY Emerging Markets 50 ADR Index and The BNY Europe 100 ADR Index are not sponsored, endorsed, sold, recommended or promoted by The Bank of New York or any of its subsidiaries or affiliates, and none of The Bank of New York or any of its subsidiaries or affiliates makes any representation or warranty, express or implied, to the purchasers or owners of the BLDRS Index Funds Trust, BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund or BLDRS Europe 100 ADR Index Fund or any member of the public regarding the advisability of investing in financial products generally or in the BLDRS Index Funds Trust, BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund or the BNY Europe 100 ADR Index particularly, the ability of The BNY Asia 50 ADR Index, The BNY Developed Markets 100 ADR Index, The BNY Emerging Markets 50 ADR Index and The BNY Europe 100 ADR Index to track market performance or the suitability or appropriateness of the BLDRS Index Funds Trust, BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund or BLDRS Europe 100 ADR Index Fund for such purchasers, owners or such members of the public. The relationship between The Bank of New York, as Licensor, on one hand, and Nasdaq Financial Products Services, Inc., as Sponsor, on the other, is limited to the licensing of certain trademarks and trade names of The Bank of New York and of The BNY Asia 50 ADR Index, The BNY Developed Markets 100 ADR Index, The BNY Emerging Markets 50 ADR Index or The BNY Europe 100 ADR Index which indices are determined, composed and calculated by The Bank of New York without regard to Nasdaq Financial Products Services, Inc. or the BLDRS Index Funds Trust, BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund or BLDRS Europe 100 ADR Index Fund. Neither The Bank of New York nor any of its subsidiaries or affiliates has any obligation to take the needs of Nasdaq Financial Products Services, Inc. or the purchasers or owners of the BLDRS Index Funds Trust, BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund or BLDRS Europe 100 ADR Index Fund into consideration in determining, composing or calculating The BNY Asia 50 ADR Index, The BNY Developed Markets 100 ADR Index, The BNY Emerging Markets 50 ADR Index or The BNY Europe 100 ADR Index. Neither The Bank of New York nor any of its subsidiaries or affiliates is responsible for, or has participated in, the determination of the timing of, prices at, or quantities of the BLDRS Index Funds Trust, BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund or BLDRS Europe 100 ADR Index Fund to be issued or in the determination or calculation of the equation by which the BLDRS Index Funds Trust, BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund and BLDRS Europe 100 ADR Index Fund is to be converted into cash.

     NEITHER THE BANK OF NEW YORK NOR ANY OF ITS SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY OR COMPLETENESS OF THE BNY ASIA 50 ADR INDEX, THE BNY DEVELOPED MARKETS 100 ADR INDEX, THE BNY EMERGING MARKETS 50 ADR INDEX OR THE BNY EUROPE 100 ADR INDEX OR ANY DATA INCLUDED THEREIN, AND NEITHER THE BANK OF NEW YORK NOR ANY OF ITS SUBSIDIARIES OR AFFILIATES WILL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NEITHER THE BANK OF NEW YORK NOR ANY OF ITS SUBSIDIARIES OR AFFILIATES MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY NASDAQ FINANCIAL PRODUCTS SERVICES, INC., PURCHASERS OR OWNERS OF THE BLDRS INDEX FUNDS TRUST, BLDRS ASIA 50 ADR INDEX FUND, BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND, BLDRS EMERGING MARKETS 50 ADR INDEX FUND, BLDRS EUROPE 100 ADR INDEX FUND OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BNY ASIA 50 ADR INDEX, THE BNY DEVELOPED MARKETS 100 ADR INDEX, THE BNY EMERGING MARKETS 50 ADR INDEX OR THE BNY EUROPE 100 ADR INDEX OR ANY DATA INCLUDED THEREIN. NEITHER THE BANK OF NEW YORK NOR ANY OF ITS SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BNY ASIA 50 ADR INDEX, THE BNY DEVELOPED MARKETS 100 ADR INDEX, THE BNY EMERGING MARKETS 50 ADR INDEX, THE BNY EUROPE 100 ADR INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WILL THE BANK OF NEW YORK OR ANY OF ITS SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.



     The foregoing disclaimer does not impact The Bank of New York's fiduciary duty owed by it to each Fund and the shareholders of each Fund in its capacity as Trustee of each Fund.


                     ADDITIONAL INFORMATION CONCERNING THE

               ROLE OF THE BANK OF NEW YORK, DOW JONES AND NASDAQ



     The Depositary Receipts included in each BNY ADR Index are selected by BNY from the universe of companies represented by the BNY ADR Composite Index. Dow Jones & Company, Inc. acts as "index calculation agent" in connection with the calculation and dissemination of each BNY ADR Index.

     The Bank of New York does not sponsor, endorse, sell or promote the Shares. Additionally, Dow Jones and Company, Inc. does not sponsor or promote the Shares.



     Neither The Bank of New York, Dow Jones and Company, Inc. nor the Sponsor make any representation or warranty, express or implied, to the Beneficial Owners of Shares of a Fund or any member of the public regarding the ability of a Fund to track the performance of its benchmark. Additionally, The Bank of New York does not make any representation or warranty, express or implied, to the owners of the Shares or any member of the public regarding the advisability of investing in securities generally or in the Shares particularly.



     The Bank of New York's only relationship to the index calculation agent is the licensing of certain trademarks and trade names of BNY and of the BNY ADR Composite Index which is determined, composed and calculated by BNY without regard to the agent or any Fund. The Bank of New York has no obligation to take the needs of the index calculation agent, a Fund or the owners of Shares of the Funds into consideration in determining, composing or calculating the BNY ADR Composite Index.


                     CAPITAL STOCK AND SHAREHOLDER REPORTS


     The BLDRS Index Funds Trust is currently comprised of four (4) Funds. Each Fund is created by an Indenture to the Trust Agreement, which while incorporating all or substantially all of the terms of the Trust Agreement, supplements the Trust Agreement with specific information regarding each Fund. Each Fund issues Shares of beneficial interest, par value $.001 per Share. The Sponsor may designate additional Funds.


     Each Share issued by a Fund has a pro rata interest in the assets of its corresponding Fund. Shares have no preemptive, exchange, subscription or conversion rights and are freely transferable. Each Share is entitled to participate equally in dividends and distributions of the relevant Fund, and in the net distributable assets of such Fund on liquidation.

     Each Share has one vote with respect to matters upon which a shareholder vote is required consistent with the requirements of the 1940 Act and the rules promulgated thereunder. Shares of all Funds vote together as a single class except that if the matter being voted on affects only a particular Fund it will be voted on only by that Fund and if a matter affects a particular Fund differently from other Funds, that Fund will vote separately on such matter. Under New York law, a Fund is not required to hold an annual meeting of shareholders unless required to do so under the 1940 Act. The policy of a Fund is not to hold an annual meeting of shareholders unless required to do so under the 1940 Act.


     Shareholder inquiries may be made by writing to a Fund, c/o the Distributor, ALPS Distributors, Inc., at 1625 Broadway, Suite 2200, Denver, CO 80202.

     The Trustee will make, or cause to be made, such annual or other reports and file such documents as it is advised by counsel or independent auditors employed by it as are required for each Fund by the 1933 Act, the Exchange Act and the 1940 Act make such elections and file such tax returns as it is advised by counsel or independent auditors employed by it as are from time to time required under any applicable state or federal statute or rule or regulation there under, in particular, for the continuing qualification of each Fund as a regulated investment company. Each Fund's fiscal year ends on September 30 and may be changed from time to time by the Trustee and the Sponsor without consent of the Beneficial Owners.


               RESTRICTIONS ON PURCHASES BY INVESTMENT COMPANIES

     The acquisition of Shares by registered investment companies is subject to the restrictions set forth in section 12(d)(1) of the 1940 Act.

                         CONTINUOUS OFFERING OF SHARES

     Creation Units are offered continuously to the public by each Fund through the Distributor and are delivered upon the deposit of a Portfolio Deposit. Persons making Portfolio Deposits and creating Creation Units will receive no fees, commissions or other form of compensation or inducement of any kind from the Sponsor or the Distributor, and no such person will have any obligation or responsibility to the Sponsor or Distributor to effect any sale or resale of Shares.

     Because new Shares can be created and issued on an ongoing basis, at any point during the life of a Fund, a "distribution", as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the 1933 Act. For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing a creation order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to its customers; or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.

     Dealers who are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the 1933 Act.


     The Sponsor intends to qualify the Shares in states selected by the Sponsor and through broker-dealers who are members of the NASD. Investors intending to create or redeem Creation Units in transactions not involving a broker-dealer registered in such investor's state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

                       PERFORMANCE AND OTHER INFORMATION

     The performance of a Fund may be quoted in advertisements, sales literature or reports to shareholders in terms of average annual total return, cumulative total return and yield.

     Quotations of average annual total return are expressed in terms of the average annual rate of return of a hypothetical investment in a Fund over periods of 1, 5 and 10 years (or the life of a Fund, if shorter). Such total return figures will reflect the deduction of a proportional share of such Fund's expenses on an annual basis, and will assume that all dividends and distributions are reinvested when paid.

     Total return is calculated according to the following formula: P(1 + T)(n) = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year period).

     Quotations of a cumulative total return will be calculated for any specified period by assuming a hypothetical investment in a Fund on the date of the commencement of the period and will assume that all dividends and distributions are reinvested on ex date. The net increase or decrease in the value of the investment over the period will be divided by its beginning value to arrive at cumulative total return. Total return calculated in this manner will differ from the calculation of average annual total return in that it is not expressed in terms of an average rate of return.


     The yield of a Fund is the net annualized yield based on a specified 30-day (or one month) period assuming a semiannual compounding of income. Included in net investment income is the amortization of market premium or accretion of market and original issue discount on bonds. Yield is calculated by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to the following formula: YIELD = (a-b) divided by 2[(cd + 1)(6)-1] (where a = dividends and interest earned during the period, b = expenses accrued for the period (net of reimbursements), c = the average daily number of Shares outstanding during the period that were entitled to receive dividends, and d = the maximum offering price per share on the last day of the period).


     Quotations of cumulative total return, average annual total return or yield reflect only the performance of a hypothetical investment in a BNY ADR Fund during the particular time period on which the calculations are based. Such quotations for a Fund will vary based on changes in market conditions and the level of such Fund's expenses, and no reported performance figure should be considered an indication of performance which may be expected in the future.

     The cumulative and average total returns and yields do not take into account federal or state income taxes which may be payable by shareholders; total returns and yields would, of course, be lower if such charges were taken into account.

     In addition, a Fund will mistrack its relevant benchmark BNY ADR Index because the total return calculated for its relevant benchmark BNY ADR Index includes a calculation of dividend income gross of withholding taxes while the total return calculation for a Fund will include some dividend income that will be net of withholding taxes.

     A comparison of the quoted non-standard performance offered for various investments is valid only if performance is calculated in the same manner. Since there are different methods for calculating performance, investors should consider the effects of the methods used to calculate performance when comparing performance of the Funds with performance quoted with respect to other investment companies or types of investments.

     From time to time, in advertising and marketing literature, the Funds' performance may be compared to the performance of broad groups of open-end and closed-end investment companies as well as other exchange traded funds with similar investment goals, as tracked by independent organizations such as Investment Company Data, Inc., Lipper Analytical Services, Inc., CDA Investment Technologies, Inc., Morningstar, Inc., Value Line Mutual Fund Survey and other independent organizations. When these organizations' tracking results are used, the Funds will be compared to the appropriate fund category, that is, by fund objective and portfolio holdings, or to the appropriate volatility grouping, where volatility is a measure of a fund's risk.

     Information may be provided to investors regarding capital gains distributions by one or more Funds. Comparisons between the Funds and other investment vehicles such as conventional mutual funds may be made regarding such capital gains distributions, as well as relative tax efficiencies between the Funds and such other investment vehicles (e.g., realization of capital gains or losses to a Fund and to such other investment vehicles in connection with redemption of their respective securities).

     Investors may be informed that, while no unequivocal statement can be made as to the net tax impact on a mutual fund resulting from the purchases and sales of its portfolio stocks over a period of time, conventional mutual funds that have accumulated substantial unrealized capital gains, if they experience net redemptions and do not have sufficient available cash, may be required to sell appreciated securities and make taxable capital gains distributions that are generated by changes in such fund's portfolio. In contrast to conventional mutual funds where redemption transactions that affect an adverse tax impact on taxable shareholders because of the need to sell Fund Securities which, in turn, may generate taxable gain, the in-kind redemption mechanism of the Funds generally will not lead to a tax event for ongoing shareholders. Since shareholders are generally required to pay tax on capital gains distributions, the smaller the amount of such distributions, the less taxes that are payable currently. To the extent that a Fund is not required to recognize capital gains, a shareholder of such Fund is able, in effect, to defer tax on such gains until he sells or otherwise disposes of his Shares. If such holder retains his Shares until his death, under current law the tax basis of such Shares would be adjusted to their then fair market value.



     In addition, in connection with the communication of the performance of the Funds to current or prospective shareholders, a Fund also may compare those figures to the performance of certain unmanaged indexes which may assume the reinvestment of dividends or interest but generally do not reflect deductions for administrative and management costs. Examples of such indexes include, but are not limited to the following: BNY Asia 50 ADR Index; BNY Developed Markets 100 ADR Index; BNY Emerging Markets 50 ADR Index; BNY Europe 100 ADR Index; Dow Jones Industrial Average; Consumer Price Index; Standard & Poor's 500 Composite Stock Price Index(R) (S&P 500); Russell 1000 & Nasdaq Non-Financial 100 and their subsidiary sector indexes; MSCI AC Asia Pacific Free Index; MSCI Emerging Markets Free Index; MSCI EAFE Index; and MSCI AC Europe Index.


     Performance of an index is historical and does not represent performance of a Fund, and is not a guarantee of future results.

     In addition, information may be presented to current or prospective shareholders regarding the purchase of Funds in the secondary market, such as margin requirements, types of orders that may be entered and information concerning short sales.

     Evaluation of each Fund's performance or other relevant statistical information made by independent sources may also be used in advertisements and sales literature concerning a Fund, including reprints of, or selections from, editorials or articles about a Fund. Sources for a Fund's performance information and articles about a Fund include, but are not limited to, the following: American Association of Individual Investors' Journal, a monthly publication of the AAII that includes articles on investment analysis techniques; Barron's, a Dow Jones and Company, Inc. business and financial weekly that periodically reviews investment company performance data; Business Week, a national business weekly that periodically reports the performance rankings of investment companies; CDA Investment Technologies, an organization that provides performance and ranking information through examining the dollar results of hypothetical mutual fund investments and comparing these results against appropriate indexes; Forbes, a national business publication that from time to time reports the performance of specific investment companies; Fortune, a national business publication that periodically rates the performance of a variety of investment companies; The Frank Russell Company, a West-Coast investment management firm that periodically evaluates international stock markets and compares foreign equity market performance to U.S. stock market performance; Ibbotson Associates, Inc., a company specializing in investment research and data; Investment Company Data, Inc., an independent organization that provides performance ranking information for broad classes of mutual funds; Investor's Business Daily, a daily newspaper that features financial, economic, and business news; Kiplinger's Personal Finance Magazine, a monthly investment advisory publication that periodically features the performance of a variety of securities; Lipper Analytical Services, Inc.'s Mutual Fund Performance Analysis, a weekly publication of industry-wide mutual fund averages by type of fund; Money, a monthly magazine that from time to time features both specific funds and the mutual fund industry as a whole; The New York Times, a nationally distributed newspaper that regularly covers financial news; Smart Money, a national personal finance magazine published monthly by Dow Jones & Company, Inc. and The Hearst Corporation that focuses on ideas for investing, spending and saving; Value Line Mutual Fund Survey, an independent publication that provides biweekly performance and other information on mutual funds; The Wall Street Journal, a Dow Jones & Company, Inc. newspaper that regularly covers financial news; Wiesenberger Investment Companies Services, an annual compendium of information about mutual funds and other investment companies, including comparative data on funds' backgrounds, management policies, salient features, management results, income and dividend records and price ranges; and Worth, a national publication distributed ten times per year by Capital Publishing Company that focuses on personal finance.


                                 CODE OF ETHICS


     Each Fund and the Sponsor has adopted a code of ethics under rule 17j-1 of the 1940 Act regarding personal securities transactions by employees. Subject to certain conditions and standards, the codes permit employees to invest in Index Securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against each Fund and to provide reasonable standards of conduct. These codes can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.; information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. These codes of ethics are available on the EDGAR Database on the SEC's internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

                                 LEGAL OPINION



     Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005, is counsel to the Funds.



                              INDEPENDENT AUDITORS


     The financial statements as of                , 2002 included in this
Prospectus have been so included in reliance upon the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as the experts in auditing and accounting.


                             ADDITIONAL INFORMATION



     The Registration Statement, including this prospectus and the exhibits may be reviewed and copied at the SEC's Public Reference Room (450 Fifth Street, N.W., Washington, D.C. 20549) or on the EDGAR Database on the SEC's website (http://www.sec.gov). The exhibits include documents such as the Trust Agreement and Indenture, License Agreement, Distribution Agreement and Participant Agreement. Information on the operation of the public reference room may be obtained by calling the SEC at 1-202-942-8090. You may get copies of this and other information after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.



     Shareholder inquiries may be directed to the Funds in writing c/o ALPS Distributors, Inc. at 1625 Broadway, Suite 2200, Denver, CO 80202.



     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER OF A FUND'S SHARES, AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE BLDRS INDEX FUNDS TRUST OR ANY FUND. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF SHARES WILL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE AFTER THE DATE OF THIS PROSPECTUS.

                           GLOSSARY OF DEFINED TERMS



                                PAGE
                                ----
"1933 Act".................      37
"1940 Act".................       4
"Accumulation Period"......      25
"Adjustment Day"...........      32
"ADR"......................       3
"ADR Index
  Administrator"...........      49
"ADR Index Committee"......      50
"AMEX".....................      iv
"Authorized
  Participants"............      24
"Balancing Amount".........      33
"Beneficial Owner".........      ii
"BLDRS"....................  Cover Page
"BLDRS Index Fund".........  Cover Page
"BLDRS Index Fund Trust"...  Cover Page
"BNY ADR Composite
  Index"...................       1
"BNY ADR Index"............  Cover Page
"Business Day".............     iii
"Cash Redemption Amount"...      25
"Cash Component"...........      25
"Clearing Process".........      24
"Code".....................       5
"Creation Unit"............  Cover Page
"Deposit Securities".......      25
"Depository"...............      ii
"Depositary Receipts"......       3
"Discretionary Termination
  Amount"..................      41
"Distributor"..............      ii
"Dividend Equivalent
  Payment".................      33
"Dividend Payment Dates"...      ii
"DTC"......................      ii
"DTC Participant"..........      24
"EDR"......................       3
"EMU"......................       7
"ERISA"....................      45
"Exchange Act".............      38



                                PAGE
                                ----
"Fiscal Year"..............      ii
"Fund Securities"..........       3
"Funds"....................  Cover Page
"GAAP".....................      52
"GDR"......................       3
"Global Security"..........      38
"Index Security"...........     iii
"Indirect Participants"....      38
"Initial Date of
  Deposit".................      iv
"Licensor".................      ii
"Misweighting Amount"......      30
"Misweighting".............      30
"NASD".....................      iv
"NASDAQ"...................  Cover Page
"NAV"......................      ii
"NAV Amount"...............      32
"NSCC".....................      iv
"NYSE".....................      27
"Participant Agreement"....      24
"Participating Party"......      24
"PFIC".....................      44
"Portfolio Deposit"........      25
"Portfolio Deposit
  Amount"..................      33
"Quarterly Review".........      50
"Record Dates".............      ii
"Redemption Payment".......      25
"Redemption Securities"....      25
"Request Day"..............      32
"SEC"......................      27
"Shares"...................  Cover Page
"Sponsor"..................  Cover Page
"Transaction Fee"..........      27
"Trust Agreement and
  Indenture"...............      ii
"Trustee"..................      ii
"Valuation Time"...........      ii
"Weighting Analysis".......      30

BLDRS INDEX FUNDS TRUST


  BLDRS ASIA 50 ADR INDEX FUND


  BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND


  BLDRS EMERGING MARKETS 50 ADR INDEX FUND


  BLDRS EUROPE 100 ADR INDEX FUND



SPONSOR:


NASDAQ FINANCIAL PRODUCTS SERVICES, INC.


--------------------------------------------------------------------------------


This Prospectus does not include all of the information with respect to the BLDRS Index Funds Trust set forth in its Registration Statement filed with the SEC in Washington, D.C. under the:



     Securities Act of 1933 (File No. 333-84788) and


     Investment Company Act of 1940 (File No. 811-21057)



TO OBTAIN COPIES FROM THE SEC AT PRESCRIBED RATES


WRITE: Public Reference Section of the SEC


       450 Fifth Street, N.W., Washington, D.C. 20549-6009


CALL:  1-800-SEC-0330


VISIT: http://www.sec.gov


--------------------------------------------------------------------------------


No person is authorized to give any information or make any representation about the BLDRS Index Funds Trust not contained in this Prospectus, and you should not rely on any other information. Read and keep this Prospectus for future reference.


--------------------------------------------------------------------------------


Nasdaq Financial Products Services, Inc. has filed a registration statement on Form S-6 and Form N-8B-2 with the SEC covering the Shares and the BLDRS Index Funds Trust. While this prospectus is a part of the registration statement on Form S-6, it does not contain all the exhibits filed as part of the registration statement on Form S-6. You should consider reviewing the full text of those exhibits.


--------------------------------------------------------------------------------


PROSPECTUS DATED NOVEMBER   , 2002

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet.

         The cross-reference sheet.

         The prospectus.

         The undertaking to file reports.

         The signatures.

The following Exhibits are filed herewith:


         1. Form of opinion of Carter, Ledyard & Milburn as to legality of securities being registered and consent of Counsel.



         2. Form of opinion of Carter, Ledyard & Milburn as to certain tax aspects of the Trust.



The following Exhibits:

             Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to other reports or registration statements filed by Nasdaq Financial Products Services, Inc. under the Securities Act of 1933 or the Exchange Act of 1934, respectively, and are incorporated herein by reference to such reports.

         1. Ex. 99.1 - Power of Attorney (incorporated by reference to Exhibit 1 to the Registration Statement on Form S-6 in File Number 333-84788, filed on March 22, 2002).

         2. Ex. 99.2 - Form of Standard Terms & Conditions of Trust between Nasdaq Financial Products Services, Inc., as Sponsor, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2 to the Registration Statement on Form S-6 in File Number 333-84788, filed on March 22, 2002).

         3. Ex. 99.3 - Form of License Agreement among Nasdaq Financial Products Services, Inc., as Licensee and The Bank of New York, as Licensor (incorporated by reference to Exhibit 3 to the Registration Statement on Form S-6 in File Number 333-84788, filed on March 22,
            2002).

         4. Ex. 99.3i - Form of Participant Agreement to be entered into among the Trustee, the Distributor and various Broker Dealers (included as an exhibit to Exhibit 2 listed above and incorporated by reference to Exhibit 2 to the Registration Statement on Form S-6 in File Number 333-84788, filed on March 22, 2002).

         5. Ex. 99.3ii - Form of each Fund's security (included as an exhibit to Exhibit 2 listed above and incorporated by reference to Exhibit 2 to the Registration Statement on Form S-6 in File Number 333-84788, filed on March 22, 2002).


The following Exhibits to be supplied by amendment:


         1. Trust Indenture between Nasdaq Financial Products Services Inc., as Sponsor, and The Bank of New York, as Trustee.


         2. Consent of Independent Auditors.

         3. The Code of Ethics of the Trust and each Fund adopted under Rule 17j-1 under Investment Company Act of 1940.

         4. Certificate of Incorporation and By-laws of Nasdaq Financial Products Services, Inc.


         5. Form of Depository Agreement among the Trustee, the Sponsor and the Depository Trust Company with respect to services rendered to the Trust.

                              FINANCIAL STATEMENTS

         1. Statement of Financial Condition of the Trust as shown in the current Prospectus for this series herewith.*

         2. Financial Statements of the Sponsor, Nasdaq Financial Products Services, Inc.*

         *To be supplied by amendment.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant, BLDRS Index Funds Trust has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the District of Columbia, on the 15th day of October, 2002.



                                   BLDRS Index Funds Trust
                                   -----------------------
                                            (Registrant)




                                   By:  Nasdaq Financial Products Services, Inc.
                                        ----------------------------------------
                                        (Sponsor)



                                   By: /s/ John L. Jacobs
                                      -------------------------
                                   Name:    John L. Jacobs
                                   Title:   Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed on behalf of Nasdaq Financial Products Services, Inc., the Sponsor, by the following persons who constitute a majority of its Board of Directors and by the named persons who are in the following capacities, in the District of Columbia, on the date indicated.


         Nasdaq Financial Products Services Inc.

         By:      David P. Warren*
            -------------------------
         Name:    David P. Warren
         Title:   Director, Chairman

         By:      John L. Jacobs
            -------------------------
         Name:    John L. Jacobs
         Title:   Director, Chief Executive Officer

         By:      Denise B. Stires*
            -------------------------
         Name:    Denise B. Stires
         Title:   Director, President


         By:      Darienne J. Donovan*
            -------------------------
         Name:    Darienne J. Donovan
         Title:   Treasurer


-------------
* By his signature below, John L. Jacobs, pursuant to a duly executed Power of Attorney filed with the Securities and Exchange Commission in connection with the Registration Statement on March 22, 2002, has signed this Pre-Effective Amendment No. 1 to the Registration Statement on behalf of the persons whose signatures are printed above, in the capacities set forth below their respective names.


                                   By: /s/ John L. Jacobs
                                      --------------------------------
                                   Name:    John L. Jacobs
                                   Title:   Attorney-in-fact

                                  EXHIBIT INDEX


EXHIBIT NO.              TITLE OF DOCUMENT
-----------              -----------------


   1. Form of opinion of Carter, Ledyard & Milburn as to legality of securities being registered.



   2. Form of opinion of Carter, Ledyard & Milburn as to certain tax aspects of the Trust.